

2023 Annual Report

uscellular.com

Built for US

CORPORATE SOCIAL RESPONSIBILITY

UScellular® is focused on addressing gaps in STEM (Science, Technology, Engineering, and Mathematics) education. We are connecting tomorrow's innovators with the resources they need today to help shape their future opportunities. Through partnerships with nonprofit organizations, original research, and associate volunteerism, we're addressing the digital divide and providing critical resources in local communities. Since 2009, UScellular has invested nearly $47 million in monetary donations, resources, and countless experiences to nonprofit organizations across the country.

We are building better communities in three ways:



K-12 STEM Education

We know that STEM education and technology go hand-in-hand. That's why we invest our time, talent, and resources in helping ensure K-12 youth have equitable opportunities to pursue successful careers in STEM. For more than a decade, partnerships with organizations like Boys & Girls Club of America, Girls Who Code and YWCA have provided students with resources, access, mentorship, and hands-on STEM education to ensure they have the important tools to reach their full potential.



Building a Healthier Digital Future

At UScellular, our network and portfolio of devices and solutions help people build strong connections with friends, family, and communities. But somewhere along the way, the devices meant to connect us began to keep us apart. UScellular believes that our phones are meant to bring us closer to what matters most. Through initiatives like the "Phones Down for 5" challenge and tutorials for changing phone settings to "US Mode" to limit digital distractions, we are helping people create better relationships with their technology. We also have tools, tips, and alternatives to help families navigate the digital world together.

After School Access Project

After School Access Project is a program that provides free mobile hotspots and service to nonprofits that support youth after the school day has ended and provides safe internet access for homework and education. In 2021, we launched After School Access Project with a pledge to provide up to $13 million in hotspots and service in 2022 to help up to 50,000 youth get connected. In 2023, we extended the commitment with up to an additional $13 million in hotspots and service.



DEAR SHAREHOLDERS,

As UScellular celebrated its 40th anniversary last year, we are pleased to reflect on our accomplishments in 2023 and share our strategic priorities for the future. As always, we remain committed to connecting people to what matters most.

We are proud of how our associates have continued to serve customers, communities, stakeholders and each other over the years, particularly during 2023, given the fierce competition for subscribers in the markets we serve. We kept our focus on our goal of effectively balancing subscriber objectives with financial goals, which led to increased profitability year over year. We saw a meaningful increase in Postpaid Average Revenue Per User (ARPU) of 2%. One of our key achievements in 2023 was surpassing $100 million in third-party tower revenues, marking a significant milestone for UScellular. Additionally, our goal to expand fixed wireless services resulted in a remarkable 46% increase in the customer base within this segment, totaling 114,000 customers by year-end.

UScellular enhanced profitability in 2023 with year-over-year increases in both Operating Cash Flow and Adjusted EBITDA. This accomplishment was made possible through disciplined expense management and a focus on operational efficiency throughout the entire organization.

Focus on Growth

Looking ahead to 2024, UScellular's operational priorities will continue to focus on balancing subscriber growth with financial discipline. Retention offers will be a priority throughout the year, ensuring that our valued customers receive the best possible experience as we continue leaning into the "Built For US" brand. We expect our strong momentum in fixed wireless to continue throughout 2024. We also remain bullish on towers and anticipate those revenues to grow low to mid-single digits in the near term.

Financial Discipline

In 2024, we plan to keep working on our multi-year cost optimization program as part of our commitment to financial discipline. Building upon the successes achieved in recent years, we will remain laser-focused on identifying further opportunities for enhancing efficiencies in the coming year. With these efforts in mind, our intention is to deliver healthy levels of Operating Cash Flow and Adjusted EBITDA, and positive free cash flow again in 2024.

Advance the Network

We are dedicated to enhancing our network capabilities through our multi-year deployment of mid-band spectrum. By the end of 2024, we expect almost half of our data traffic to be carried on sites equipped with mid-band spectrum. This will enable us to provide an even better experience for our mobile and home internet customers, enhancing our ability to compete effectively in the marketplace.

We are also committed to partnering with state and local governments to bring fixed wireless and 5G connectivity to hard-to-reach communities across America. In particular, the combination of new 5G technology and significant government investment provides an exciting opportunity to connect homes and businesses quickly and economically with fixed wireless.

Invest in our People and Culture

At UScellular, our culture is geared towards achieving outstanding results for everyone, including our associates. Alongside providing competitive benefits, fair compensation, and a dynamic work environment, we strive to create an inclusive culture where employees feel engaged, valued, and part of a cohesive team. The positive outcomes of our culture surveys demonstrate our success in this area. We will continue to invest in our associates and our culture during 2024.

Bridge the Digital Divide and Build a Healthier Digital Future

UScellular has always been dedicated to bridging the digital divide and bringing connectivity to the hardest-to-connect areas. In 2023, we allocated up to $13 million in new funding going forward, to provide hotspots and services through our *After School Access Project*. To highlight the impact of these programs further, we published our first Social Impact Report.

In order to encourage a healthier digital future, we have launched initiatives such as the "Phones Down for 5" challenge and tutorials for changing phone settings to "US Mode." These initiatives can help families navigate the digital world together, limiting digital distractions and creating better relationships with their technology.

Exploration of Strategic Alternatives for UScellular

In August of 2023 the boards of directors of TDS and UScellular decided to initiate a process to explore strategic alternatives for UScellular. At the time of this letter's printing, the review remains active and on-going. The management of both companies and the boards remain committed to pursuing the path that is in the best interest of the company and its shareholders.

Thank You

Finally, we would like to thank our associates for their unwavering dedication and innovation in delivering outstanding services, products, and experiences to our customers. We also want to thank our shareholders for their continued support of our long-term strategies.

Sincerely,

Laurent Therivel
President and
Chief Executive Officer

LeRoy T. Carlson, Jr.
Chair

United States Cellular Corporation

Index	Page No.
Management's Discussions and Analysis of Financial Condition and Results of Operations	1
Executive Overview	1
Terms used by UScellular	4
Operational Overview	5
Financial Overview	6
Liquidity and Capital Resources	9
Consolidated Cash Flow Analysis	13
Consolidated Balance Sheet Analysis	14
Application of Critical Accounting Policies and Estimates	15
Regulatory Matters	16
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	17
Market Risk	19
Supplemental Information Relating to Non-GAAP Financial Measures	20
Financial Statements	22
Consolidated Statement of Operations	22
Consolidated Statement of Cash Flows	23
Consolidated Balance Sheet – Assets	24
Consolidated Balance Sheet – Liabilities and Equity	25
Consolidated Statement of Changes in Equity	26
Notes to Consolidated Financial Statements	29
Reports of Management	53
Report of Independent Registered Public Accounting Firm	54
Shareholder Information	56



United States Cellular Corporation
Management's Discussion and Analysis of
Financial Condition and Results of Operations

Executive Overview

The following Management's Discussion and Analysis (MD&A) should be read in conjunction with the audited consolidated financial statements and notes of United States Cellular Corporation (UScellular) for the year ended December 31, 2023, and with the description of UScellular's business included herein. Certain numbers included herein are rounded to millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.

This report contains statements that are not based on historical facts, which may be identified by words such as "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects," "will" and similar expressions. These statements constitute and represent "forward looking statements" as this term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward looking statements. See the disclosure under the heading Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement elsewhere in this report for additional information.

The accounting policies of UScellular conform to accounting principles generally accepted in the United States of America (GAAP). However, UScellular uses certain "non-GAAP financial measures" in the MD&A. A discussion of the reasons UScellular determines these metrics to be useful and reconciliations of these measures to their most directly comparable measures determined in accordance with GAAP are included in the disclosure under the heading Supplemental Information Relating to Non-GAAP Financial Measures within the MD&A of this report.

The following MD&A omits discussion of 2022 compared to 2021. Refer to Management's Discussion and Analysis of Financial Condition and Results of Operations in UScellular's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 16, 2023, for that discussion.

UScellular owns, operates, and invests in wireless markets throughout the United States. UScellular is an 83%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).

OPERATIONS



● UScellular headquarters, Chicago, IL

■ UScellular operations

- Serves customers with 4.6 million retail connections including 4.1 million postpaid and 0.5 million prepaid connections

- Operates in 21 states

- Employs approximately 4,300 associates

- Owns 4,373 towers

- Operates 7,000 cell sites in service

UScellular Mission and Strategy

UScellular's mission is to connect its customers to what matters most to them. This includes providing exceptional wireless communication services which enhance consumers' lives, increase the competitiveness of local businesses, and improve the efficiency of government operations in the markets UScellular serves.

UScellular's strategy is to attract and retain customers by providing a high-quality network, outstanding customer service, and competitive devices, plans and pricing - all provided with a local community focus. Strategic efforts include:

- UScellular offers economical and competitively priced service plans and devices to its customers and is focused on increasing revenues from sales of related products such as device protection plans and from new services such as fixed wireless home internet. In addition, UScellular is focused on increasing tower rent revenues and expanding its solutions available to business and government customers.

- UScellular continues to enhance its network capabilities, including by deploying 5G technology. 5G technology helps address customers' growing demand for data services and creates opportunities for new services requiring high speed and reliability as well as low latency. UScellular's initial 5G deployment has predominantly used low-band spectrum to launch 5G services in portions of substantially all of its markets. During 2023, UScellular continued to invest in 5G with a focus on deployment of mid-band spectrum, which will largely overlap portions of areas already covered with low-band 5G service. 5G service deployed over mid-band spectrum will further enhance speed and capacity for UScellular's mobility and fixed wireless services.

- UScellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its profitability. As part of this strategy, UScellular may seek attractive opportunities to acquire and divest wireless spectrum as deemed necessary.

Recent Development

On August 4, 2023, TDS and UScellular announced that the Boards of Directors of both companies have decided to initiate a process to explore a range of strategic alternatives for UScellular. During 2023, UScellular incurred third-party expenses of $8 million related to the strategic alternatives review. At this time, UScellular cannot predict the ultimate outcome of such process or estimate the potential impact of such process on the financial statements.

Terms Used by UScellular

The following is a list of definitions of certain industry terms that are used throughout this document:

- **4G LTE** – fourth generation Long-Term Evolution, which is a wireless technology that enables more network capacity for more data per user as well as faster access to data compared to third generation (3G) technology.
- **5G** – fifth generation wireless technology that helps address customers' growing demand for data services and creates opportunities for new services requiring high speed and reliability as well as low latency.
- **Account** – represents an individual or business financially responsible for one or multiple associated connections. An account may include a variety of types of connections such as handsets and connected devices.
- **Auctions 105, 107, 108 and 110** – Auction 105 was an FCC auction of 3.5 GHz wireless spectrum licenses that started in July 2020 and concluded in September 2020. Auction 107 was an FCC auction of 3.7-3.98 GHz wireless spectrum licenses that started in December 2020 and concluded in February 2021. Auction 110 was an FCC auction of 3.45-3.55 GHz wireless spectrum licenses that started in October 2021 and concluded in January 2022. Auction 108 is an FCC auction of 2.5 GHz wireless spectrum licenses that started in July 2022 and concluded in August 2022.
- **Churn Rate** – represents the percentage of the connections that disconnect service each month. These rates represent the average monthly churn rate for each respective period.
- **Connected Devices** – non-handset devices that connect directly to the UScellular network. Connected devices include products such as tablets, wearables, modems, fixed wireless, and hotspots.
- **EBITDA** – refers to earnings before interest, taxes, depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted EBITDA throughout this document. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Eligible Telecommunications Carrier (ETC)** – designation by states for providing specified services in "high cost" areas which enables participation in universal service support mechanisms.
- **Free Cash Flow** – non-GAAP metric defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment and less Cash paid for software license agreements. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Gross Additions** – represents the total number of new connections added during the period, without regard to connections that were terminated during that period.
- **Net Additions (Losses)** – represents the total number of new connections added during the period, net of connections that were terminated during that period.
- **OIBDA** – refers to operating income before depreciation, amortization and accretion and is used in the non-GAAP metric Adjusted OIBDA throughout this document. See Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for additional information.
- **Postpaid Average Revenue per Account (Postpaid ARPA)** – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid accounts and by the number of months in the period.
- **Postpaid Average Revenue per User (Postpaid ARPU)** – metric which is calculated by dividing total postpaid service revenues by the average number of postpaid connections and by the number of months in the period.
- **Retail Connections** – individual lines of service associated with each device activated by a postpaid or prepaid customer. Connections are associated with all types of devices that connect directly to the UScellular network.
- **Universal Service Fund (USF)** – a system of telecommunications collected fees and support payments managed by the FCC intended to promote universal access to telecommunications services in the United States.
- **VoLTE** – Voice over Long-Term Evolution is a technology specification that defines the standards and procedures for delivering voice communications and related services over 4G LTE networks.

Operational Overview

Retail Connections Composition
As of December 31, 2023



| | Postpaid | Prepaid |

As of December 31,	**2023**	2022
Retail Connections – End of Period		
Postpaid	**4,106,000**	4,247,000
Prepaid	**451,000**	493,000
Total	**4,557,000**	4,740,000

Year Ended December 31,	**2023**	2022	2023 vs. 2022
Postpaid Activity and Churn			
Gross Additions			
Handsets	**339,000**	397,000	(15)%
Connected Devices	**178,000**	162,000	10 %
Total Gross Additions	**517,000**	559,000	(8)%
Net Additions (Losses)			
Handsets	**(145,000)**	(110,000)	(32)%
Connected Devices	**7,000**	(23,000)	N/M
Total Net Additions (Losses)	**(138,000)**	(133,000)	(4)%
Churn			
Handsets	**1.10 %**	1.12 %	
Connected Devices	**2.77 %**	2.95 %	
Total Churn	**1.31 %**	1.34 %	

N/M - Percentage change not meaningful

Total postpaid handset net losses increased in 2023 due primarily to lower gross additions resulting from aggressive industry-wide competition.

Total postpaid connected device net additions increased in 2023 due primarily to higher demand for fixed wireless home internet as well as decreases in tablet and mobile hotspot churn.

Postpaid Revenue

Year Ended December 31,		**2023**		2022	2023 vs. 2022
Average Revenue Per User (ARPU)	$	**51.01**	$	50.14	2%
Average Revenue Per Account (ARPA)	$	**130.91**	$	130.39	–

Postpaid ARPU increased in 2023 due to favorable plan and product offering mix and an increase in device protection plan revenues, partially offset by an increase in promotional discounts.

Postpaid ARPA was relatively flat in 2023 due to the impacts to Postpaid ARPU, offset by a decrease in the number of connections per account.

Financial Overview

The following discussion and analysis compares financial results for the year ended December 31, 2023, to the year ended December 31, 2022.

Year Ended December 31,	2023		2022	2023 vs. 2022
(Dollars in millions)				
Retail service[1]	$	2,742	$ 2,793	(2)%
Inbound roaming		32	67	(52)%
Other		270	265	2 %
Service revenues		3,044	3,125	(3)%
Equipment sales		862	1,044	(17)%
Total operating revenues		3,906	4,169	(6)%
System operations (excluding Depreciation, amortization and accretion reported below)		740	755	(2)%
Cost of equipment sold		988	1,216	(19)%
Selling, general and administrative		1,368	1,408	(3)%
Depreciation, amortization and accretion		656	700	(6)%
Loss on impairment of licenses		—	3	N/M
(Gain) loss on asset disposals, net		17	19	(9)%
(Gain) loss on sale of business and other exit costs, net		—	(1)	N/M
(Gain) loss on license sales and exchanges, net		(2)	—	N/M
Total operating expenses		3,767	4,100	(8)%
Operating income	$	139	$ 69	N/M
Net income	$	58	$ 35	67 %
Adjusted OIBDA (Non-GAAP)[2]	$	818	$ 790	4 %
Adjusted EBITDA (Non-GAAP)[2]	$	986	$ 956	3 %
Capital expenditures[3]	$	611	$ 717	(15)%

N/M - Percentage change not meaningful

[1] UScellular recorded an adjustment to correct a prior period error related to the recognition of discounts for certain Prepaid customers, which decreased Service revenue by $5 million in 2023. This adjustment was not material to any of the periods impacted.

[2] Refer to Supplemental Information Relating to Non-GAAP Financial Measures within this MD&A for a reconciliation of this measure.

[3] Refer to Liquidity and Capital Resources within this MD&A for additional information on Capital expenditures.

Operating Revenues
(Dollars in millions)



Service revenues consist of:

- Retail Service – Postpaid and prepaid charges for voice, data and value-added services and cost recovery surcharges

- Inbound Roaming – Consideration from other wireless carriers whose customers use UScellular's wireless systems when roaming

- Other Service – Amounts received from the Federal USF, third-party tower rental revenues, miscellaneous other service revenues and Internet of Things (IoT)

Equipment revenues consist of:

- Sales of wireless devices and related accessories to new and existing customers, agents, and third-party distributors

Key components of changes in the statement of operations line items were as follows:

Total operating revenues

Retail service revenues decreased in 2023 primarily as a result of a decrease in average postpaid and prepaid connections, partially offset by an increase in Postpaid ARPU as previously discussed in the Operational Overview section.

Inbound roaming revenues decreased in 2023, primarily driven by lower data revenues resulting from lower rates.

Other service revenues increased in 2023, resulting from increases in tower rental revenues, partially offset by declines in miscellaneous revenues.

Equipment sales revenues decreased in 2023, due primarily to a decline in smartphone upgrades and gross additions, partially offset by a higher average price of new smartphone sales.

Wireless service providers have been aggressive promotionally and on price to attract and retain customers. This includes both traditional carriers and cable companies operating as mobile virtual network operators (MVNOs). UScellular expects promotional aggressiveness by traditional carriers and pricing pressures from cable companies to continue into the foreseeable future. Operating revenues and Operating income have been negatively impacted in current and prior periods, and may be negatively impacted in future periods, by competitive promotional offers to new and existing customers.

Total operating expenses

Total operating expenses in 2023 include $9 million of severance and related expenses associated with a reduction in workforce that was recorded in the first quarter of 2023. These severance expenses are included in System operations expenses and Selling, general and administrative expenses.

System operations expenses

System operations expenses decreased in 2023, due primarily to decreases in roaming and customer usage expenses, partially offset by an increase in maintenance, utility, and cell site expenses. The decrease in roaming expense was driven by a decrease in roaming rates partially offset by an increase in usage.

Cost of equipment sold

Cost of equipment sold decreased in 2023, due primarily to a decline in smartphone upgrades and gross additions, partially offset by a higher average cost per unit sold.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased in 2023, due primarily to decreases in bad debts expense, commissions, facilities and employee-related expenses, partially offset by an increase in advertising expenses as well as $8 million of expenses related to the strategic alternatives review.

Depreciation, amortization and accretion

Depreciation, amortization and accretion expenses decreased in 2023 due primarily to enhancements that extended the useful life of a software platform.

Components of Other Income (Expense)

Year Ended December 31,	2023	2022	2023 vs. 2022
(Dollars in millions)			
Operating income	$ 139	$ 69	N/M
Investment and other income (expense)			
Equity in earnings of unconsolidated entities	158	158	–
Interest and dividend income	10	8	26 %
Interest expense	(196)	(163)	(21)%
Total investment and other income (expense)	(28)	3	N/M
Income before income taxes	111	72	54 %
Income tax expense	53	37	43 %
Net income	58	35	67 %
Less: Net income attributable to noncontrolling interests, net of tax	4	5	(24)%
Net income attributable to UScellular shareholders	$ 54	$ 30	80 %

N/M - Percentage change not meaningful

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents UScellular's share of net income from entities in which it has a noncontrolling interest and that are accounted for using the equity method or the net asset value practical expedient. UScellular's investment in the Los Angeles SMSA Limited Partnership (LA Partnership) contributed pre-tax income of $65 million for both 2023 and 2022. See Note 8 — Investments in Unconsolidated Entities in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased in 2023 due primarily to interest rate increases on variable rate debt. See Market Risk for additional information regarding maturities of long-term debt and weighted average interest rates.

Income tax expense

Income tax expense increased in 2023 due primarily to the increase in Income before income taxes.

See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Liquidity and Capital Resources

Sources of Liquidity

UScellular operates a capital-intensive business. In the past, UScellular's existing cash and investment balances, funds available under its financing agreements, and cash flows from operating and certain investing and financing activities, including sales of assets or businesses, provided sufficient liquidity and financial flexibility for UScellular to meet its day-to-day operating needs and debt service requirements, to finance the build-out and enhancement of markets and to fund wireless spectrum license acquisitions. There is no assurance that this will be the case in the future. UScellular has incurred negative free cash flow at times in past periods, and this could occur in future periods.

UScellular believes that existing cash and investment balances, funds available under its financing agreements, its ability to obtain future external financing, potential dispositions and expected cash flows from operating and investing activities will provide sufficient liquidity for UScellular to meet its day-to-day operating needs and debt service requirements. UScellular may require substantial additional funding for, among other uses, capital expenditures, acquisitions of providers of wireless telecommunications services, wireless spectrum license acquisitions, agreements to purchase goods or services, leases, repurchases of shares, or making additional investments. It may be necessary from time to time to increase the size of its existing credit facilities, to amend existing or put in place new credit agreements, to obtain other forms of financing, issue equity securities, or to divest assets in order to fund potential expenditures. UScellular will continue to monitor the rapidly changing business and market conditions and is taking and intends to take appropriate actions, as necessary, to meet its liquidity needs.

Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments. The primary objective of UScellular's Cash and cash equivalents investment activities is to preserve principal.



Cash and Cash Equivalents
(Dollars in millions)

The majority of UScellular's Cash and cash equivalents are held in bank deposit accounts and in money market funds that purchase only debt issued by the U.S. Treasury or U.S. government agencies. Refer to the Consolidated Cash Flow Analysis for additional information related to changes in Cash and cash equivalents.

In addition to Cash and cash equivalents, UScellular had available undrawn borrowing capacity (taking into account debt covenant restrictions) from the following debt facilities at December 31, 2023. See the Financing section below for further details.

(Dollars in millions)		
Revolving Credit Agreement	$	300
Receivables Securitization Agreement		300
Repurchase Agreement[1]		200
Total undrawn borrowing capacity		800
Debt covenant restrictions[1]		200
Total available undrawn borrowing capacity	$	600

[1] The capacity available under the Repurchase Agreement and the Debt covenant restrictions in the table above relate to the Repurchase Agreement facility that subsequently expired in January 2024.

Financing

Revolving Credit Agreement

UScellular has an unsecured revolving credit agreement with a maximum borrowing capacity of $300 million. Amounts under the revolving credit agreement may be borrowed, repaid and reborrowed from time to time until maturity in July 2026. As of December 31, 2023, there were no outstanding borrowings under the revolving credit agreement, and UScellular's unused borrowing capacity was $300 million.

Term Loan Agreements

UScellular has term loan agreements with maximum borrowing capacities of $800 million. The maturity dates for the term loan agreements range from July 2026 to July 2031. As of December 31, 2023, UScellular has borrowed the full amount available under the agreements and the outstanding borrowings were $783 million.

Export Credit Financing Agreement

UScellular has a $150 million term loan credit facility with Export Development Canada to finance (or refinance) imported equipment, including equipment purchased prior to entering the term loan facility agreement. The maturity date for the agreement is January 2027. As of December 31, 2023, UScellular has borrowed the full amount available under the agreement.

Receivables Securitization Agreement

UScellular, through its subsidiaries, has a receivables securitization agreement that permits securitized borrowings using its equipment installment plan receivables. In September 2023, UScellular amended the agreement to extend the maturity date to September 2025. Amounts under the agreement may be borrowed, repaid and reborrowed from time to time until maturity. Unless the agreement is amended to extend the maturity date, repayments based on receivable collections commence in October 2025. During 2023, UScellular borrowed $315 million and repaid $440 million under the agreement. As of December 31, 2023, the outstanding borrowings under the agreement were $150 million and the unused borrowing capacity was $300 million, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement.

In January 2024, UScellular repaid $50 million under the agreement.

Repurchase Agreement

UScellular, through a subsidiary (the repo subsidiary), had a repurchase agreement to borrow up to $200 million, subject to the availability of eligible equipment installment plan receivables and the agreement of the lender. In January 2023, UScellular amended the repurchase agreement to extend the expiration date to January 2024. During 2023, the repo subsidiary repaid $60 million under the repurchase agreement. As of December 31, 2023, there were no outstanding borrowings under the repurchase agreement and the unused borrowing capacity was $200 million, which was restricted from being borrowed due to covenants within the TDS and UScellular credit agreements that limit secured borrowings on an enterprise-wide basis.

The repurchase agreement expired in January 2024.

Debt Covenants

The revolving credit agreement, term loan agreements, export credit financing agreement and receivables securitization agreement require UScellular to comply with certain affirmative and negative covenants, which include certain financial covenants that may restrict the borrowing capacity available. In March 2023, the agreements were amended to require UScellular to maintain the Consolidated Leverage Ratio as of the end of any fiscal quarter at a level not to exceed the following: 4.25 to 1.00 from January 1, 2023 through March 31, 2024; 4.00 to 1.00 from April 1, 2024 through March 31, 2025; 3.75 to 1.00 from April 1, 2025 and thereafter. UScellular is also required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. UScellular believes that it was in compliance as of December 31, 2023 with all such financial covenants.

UScellular believes that it was in compliance as of December 31, 2023, with all covenants and other requirements set forth in the UScellular long-term debt indentures. UScellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indentures.

Other Long-Term Financing

UScellular has an effective shelf registration statement on Form S-3 to issue senior or subordinated debt securities, preferred shares and depositary shares. The proceeds from any such issuance may be used for general corporate purposes, including the possible reduction of other short-term or long-term debt; spectrum purchases; capital expenditures; acquisition, construction and development programs; working capital; additional investments in subsidiaries; or the repurchase of shares. The ability of UScellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

UScellular, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Refer to Market Risk — Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to UScellular's Long-term debt.

See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information related to the financing agreements.

Credit Ratings

In certain circumstances, UScellular's interest cost on its various agreements may be subject to increase if its current credit ratings from nationally recognized credit rating agencies are lowered, and may be subject to decrease if the ratings are raised. UScellular's agreements do not cease to be available nor do the maturity dates accelerate solely as a result of a downgrade in credit rating. However, a downgrade in UScellular's credit rating or TDS' credit rating could adversely affect UScellular's ability to renew the agreements, obtain consents, waivers, or amendments, or obtain access to other credit agreements in the future.

UScellular is rated as a sub-investment grade issuer. The UScellular issuer credit ratings as of December 31, 2023, and the dates such ratings were re-affirmed were as follows:

Rating Agency	Rating	Outlook
Moody's (re-affirmed October 2023)	Ba1	stable outlook
Standard & Poor's (issued August 2023)	BB	watch-developing outlook
Fitch Ratings (re-affirmed March 2023)	BB+	stable outlook

Following the announcement on August 4, 2023 related to the review of strategic alternatives for UScellular, Standard & Poor's placed the BB issuer credit rating for UScellular on CreditWatch with developing implications. Per the release, this action reflects the potential for a higher or lower rating depending on the outcome of the strategic alternatives review. Further, Standard & Poor's indicated they expect to resolve the CreditWatch placement once they have sufficient information following the conclusion of the strategic review process. At the same time, Moody's issued a release indicating that UScellular's Ba1 issuer credit rating is not immediately impacted given the uncertainty around potential outcomes. Fitch Ratings did not issue a public statement.

Capital Requirements

The discussion below is intended to highlight some of the significant cash outlays expected during 2024 and beyond and to highlight the spending incurred in current and prior years for these items. This discussion does not include cash required to fund normal operations, and is not a comprehensive list of capital requirements. Significant cash requirements that are not routine or in the normal course of business could arise from time to time.

Capital Expenditures

UScellular makes substantial investments to acquire, construct and upgrade wireless telecommunications networks and facilities to remain competitive and as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities (such as 5G and VoLTE technology) have required substantial investments in potentially revenue-enhancing and cost-saving upgrades of UScellular's networks to remain competitive; this is expected to continue in 2024 and future years with the continued deployment of 5G technology.

Capital expenditures (i.e., additions to property, plant and equipment and system development expenditures; excludes wireless spectrum license additions), which include the effects of accruals and capitalized interest, in 2023 and 2022, were as follows:



Capital Expenditures
(Dollars in millions)

In 2023, UScellular's capital expenditures were used for the following purposes:

- Enhance and maintain UScellular's network capacity and coverage, including continued deployment of 5G with a focus on mid-band spectrum to provide additional speed and capacity to accommodate increased data usage by current customers; and
- Invest in information technology to support existing and new services and products.

UScellular's capital expenditures for 2024 are expected to be between $550 million and $650 million. These expenditures are expected to be used for similar purposes as those listed above.

UScellular intends to finance its capital expenditures for 2024 using primarily Cash flows from operating activities, existing cash balances and, as required, additional debt financing from its existing agreements and/or other forms of available financing.

Acquisitions, Divestitures and Exchanges

UScellular may be engaged in negotiations (subject to all applicable regulations) relating to the acquisition, divestiture or exchange of companies, properties, assets, or wireless spectrum licenses (including pursuant to FCC auctions). In general, UScellular may not disclose such transactions until there is a definitive agreement.

Other Obligations

UScellular will require capital for future spending on existing contractual obligations, including long-term debt obligations; lease commitments; commitments for device purchases, network facilities and transport services; agreements for software licensing; long-term marketing programs; commitments for wireless spectrum licenses acquired through FCC auctions; and other agreements to purchase goods or services.

Variable Interest Entities

UScellular consolidates certain "variable interest entities" as defined under GAAP. See Note 14 — Variable Interest Entities in the Notes to Consolidated Financial Statements for additional information related to these variable interest entities. UScellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods to fund their operations.

Common Share Repurchase Program

There were no share repurchases during 2023. At December 31, 2023, the total cumulative amount of UScellular Common Shares authorized to be repurchased is 1,927,000.

Depending on its future financial performance, construction, development and acquisition programs, and available sources of financing, UScellular may not have sufficient liquidity or capital resources to make share repurchases. Therefore, there is no assurance that UScellular will make any share repurchases in the future.

For additional information related to the current repurchase authorization, see Note 16 — Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Consolidated Cash Flow Analysis

UScellular operates a capital-intensive business. UScellular makes substantial investments to acquire wireless spectrum licenses and properties and to construct and upgrade wireless telecommunications networks and facilities with a goal of creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-saving upgrades to UScellular's networks. Revenues from certain of these investments are long-term and in some cases are uncertain. To meet its cash-flow needs, UScellular may need to delay or reduce certain investments or sell assets. Refer to Liquidity and Capital Resources within this MD&A for additional information. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, timing and other factors. The following discussion summarizes UScellular's cash flow activities in 2023 and 2022.

2023 Commentary

UScellular's Cash, cash equivalents and restricted cash decreased $129 million. Net cash provided by operating activities was $866 million due to net income of $58 million adjusted for non-cash items of $693 million and distributions received from unconsolidated entities of $150 million including $69 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $35 million. The working capital changes were primarily driven by the timing of vendor payments, partially offset by reduced inventory balances.

Cash flows used for investing activities were $721 million, which included payments for property, plant and equipment of $608 million and payments for wireless spectrum licenses of $130 million.

Cash flows used for financing activities were $274 million, due primarily to repayments of $440 million on the receivables securitization agreement, a $60 million repayment on the EIP receivables repurchase agreement and cash paid for software license agreements of $66 million, partially offset by $315 million borrowed under the receivables securitization agreement.

2022 Commentary

UScellular's Cash, cash equivalents and restricted cash increased $109 million. Net cash provided by operating activities was $832 million due to net income of $35 million adjusted for non-cash items of $761 million and distributions received from unconsolidated entities of $145 million including $59 million in distributions from the LA Partnership. This was partially offset by changes in working capital items which decreased net cash by $109 million. The working capital changes were primarily influenced by an increase in receivable and inventory balances, partially offset by a federal income tax refund of $123 million received during the first quarter of 2022. The increase in receivables was driven by a high volume of equipment upgrades due to promotional activities and a longer contract term for equipment installment plans.

Cash flows used for investing activities were $1,179 million, which included payments for property, plant and equipment of $602 million and payments for wireless spectrum licenses of $585 million. Cash payments for property, plant and equipment are lower than the total capital expenditures in 2022 due primarily to future obligations of certain software license agreements that are recorded as current year capital expenditures but are paid over time.

Cash flows provided by financing activities were $456 million, due primarily to $500 million borrowed under the term loan facilities, $150 million borrowed under the export credit financing agreement, $110 million borrowed under the EIP receivables repurchase agreement, $75 million borrowed under the revolving credit agreement, and $75 million borrowed under the receivables securitization agreement. These were partially offset by $250 million of repayments on the receivables securitization agreement, a $75 million repayment on the revolving credit agreement, a $50 million repayment on the EIP receivables repurchase agreement, the repurchase of $43 million of Common Shares and cash paid for software license agreements of $22 million.

Consolidated Balance Sheet Analysis

The following discussion addresses certain captions in the consolidated balance sheet and changes therein. This discussion is intended to highlight the significant changes and is not intended to fully reconcile the changes. Notable balance sheet changes during 2023 were as follows:

Accounts receivable, other

Accounts receivable, other decreased $33 million due primarily to the collection of vendor credits from original equipment manufacturers.

Inventory, net

Inventory, net decreased $62 million due primarily to efforts to reduce inventory on hand which was elevated due to lower than expected sales in the fourth quarter of 2022.

Accounts payable, trade

Accounts payable, trade decreased $103 million due primarily to the timing of vendor invoice payments related to inventory.

Other current liabilities

Other current liabilities decreased $181 million due primarily to the payment of Auction 107 relocation fees and repayments on the EIP receivables repurchase agreement.

Application of Critical Accounting Policies and Estimates

UScellular prepares its consolidated financial statements in accordance with GAAP. UScellular's significant accounting policies are discussed in detail in Note 1 — Summary of Significant Accounting Policies, Note 2 — Revenue Recognition and Note 10 — Leases in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of UScellular's consolidated financial statements.

Wireless Spectrum Licenses

Wireless spectrum licenses represent a significant component of UScellular's consolidated assets. Wireless spectrum licenses are considered to be indefinite-lived assets, and therefore are not amortized but are tested at least annually for impairment. Significant negative events, such as changes in any of the assumptions described below as well as decreases in forecasted cash flows, could result in an impairment. Wireless spectrum licenses are tested for impairment at the level of reporting referred to as a unit of accounting.

For purposes of its impairment test, UScellular has one unit of accounting. UScellular performed a quantitative impairment assessment in 2023 and a qualitative impairment assessment in 2022.

In 2023, a market approach was used to value the wireless spectrum license portfolio. The wireless spectrum licenses were pooled by band, and a range of values was established using industry benchmarks, FCC auction data, and precedent transactions. The midpoint of the range was established as the point estimate for the value of each band, and the sum of the band values was used as the point estimate value of UScellular's wireless spectrum license unit of accounting. Based on this valuation, the fair value of the wireless spectrum licenses exceeded the respective carrying value by 17% and there was no impairment of wireless spectrum licenses.

In 2022, UScellular considered several qualitative factors, including analyst estimates of wireless spectrum license values, recent spectrum auction results, UScellular and other market participant transactions, and other industry and market factors. Based on these assessments, UScellular concluded that it was more likely than not that the fair value of the unit of accounting exceeded its carrying value. Therefore, no quantitative impairment evaluation was completed.

See Note 7 — Intangible Assets in the Notes to Consolidated Financial Statements for information related to wireless spectrum licenses activity in 2023 and 2022.

Income Taxes

UScellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and UScellular are parties to a Tax Allocation Agreement which provides that UScellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, UScellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement between TDS and UScellular, UScellular remits its applicable income tax payments to TDS, and receives applicable tax refunds from TDS, consistent with when such payments would be paid or received if UScellular and its subsidiaries were a separate affiliated group.

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to UScellular's financial condition and results of operations.

The preparation of the consolidated financial statements requires UScellular to calculate a provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities which are included on a net basis in UScellular's Consolidated Balance Sheet. UScellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

UScellular recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on management's judgment as to the possible outcome that has a greater than 50% cumulative likelihood of being realized upon ultimate resolution.

See Note 5 — Income Taxes in the Notes to Consolidated Financial Statements for additional information.

Regulatory Matters

5G Fund

On October 27, 2020, the FCC adopted rules creating the 5G Fund for Rural America, which will distribute up to $9 billion over ten years to bring 5G wireless broadband connectivity to rural America. The 5G Fund will be implemented through a two-phase competitive process, using multiround auctions to award support. The winning bidders will be required to meet certain minimum speed requirements and interim and final deployment milestones. The order provides that the 5G Fund be in lieu of the previously proposed fund (the Phase II Connect America Mobility Fund) for the development of 4G LTE. The order also provides that over time a growing percentage of the legacy support a carrier receives must be used for 5G deployment. On September 22, 2023, the FCC adopted a Further Notice of Proposed Rulemaking (FNPRM) to continue implementation of the 5G Fund. The FCC sought comment on, among other things, the definition of areas eligible for 5G Fund support, adjustment factors and metrics used to identify winning bids, and the potential inclusion of cybersecurity and supply chain management requirements for those receiving 5G Fund support.

UScellular cannot predict at this time when the 5G Fund auction will occur, when the phase down period for its existing legacy support from the Federal USF will commence, or whether the 5G Fund auction will provide opportunities to UScellular to offset any loss in existing support.

Spectrum Auctions

On March 2, 2020, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.5 GHz band (Auction 105). On September 2, 2020, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 243 wireless spectrum licenses for a purchase price of $14 million. On July 15, 2022, the FCC released a Consent Decree related to its spectrum aggregation and ownership attribution rules in which UScellular agreed to relinquish its rights to 27 wireless spectrum licenses awarded in Auction 105 and subsequently received a full refund of $2 million. The remaining 216 wireless spectrum licenses were granted by the FCC on July 26, 2022.

On August 7, 2020, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.7-3.98 GHz bands (Auction 107). On February 24, 2021, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 254 wireless spectrum licenses for $1,283 million. UScellular paid $30 million of this amount in 2020 and the remainder in March 2021. The wireless spectrum licenses from Auction 107 were granted by the FCC in July 2021. Additionally, UScellular was obligated to pay approximately $179 million in total from 2021 through 2025 related to relocation costs and accelerated relocation incentive payments. Such additional costs were accrued and capitalized at the time the licenses were granted, and are adjusted as necessary as the estimated obligation changes. UScellular paid $122 million, $8 million and $36 million related to the additional costs for the years ended December 31, 2023, 2022 and 2021, respectively. UScellular received full access to the spectrum in the third quarter of 2023.

On June 9, 2021, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 3.45-3.55 GHz band (Auction 110). On January 14, 2022, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 380 wireless spectrum licenses for $580 million. UScellular paid $20 million of this amount in 2021 and the remainder in the first quarter of 2022. The wireless spectrum licenses from Auction 110 were granted by the FCC on May 4, 2022.

On March 21, 2022, the FCC released a Public Notice establishing procedures for an auction offering wireless spectrum licenses in the 2.5 GHz band (Auction 108). On September 1, 2022, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 34 wireless spectrum licenses for $3 million. The wireless spectrum licenses from Auction 108 were granted by the FCC on December 1, 2022.

Private Securities Litigation Reform Act of 1995
Safe Harbor Cautionary Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts and represent forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, that address activities, events or developments that UScellular intends, expects, projects, believes, estimates, plans or anticipates will or may occur in the future are forward-looking statements. The words "believes," "anticipates," "estimates," "expects," "plans," "intends," "projects" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, those set forth below. See "Risk Factors" in UScellular's Annual Report on Form 10-K for the year ended December 31, 2023, for a further discussion of these risks. Each of the following risks could have a material adverse effect on UScellular's business, financial condition or results of operations. However, such factors are not necessarily all of the important factors that could cause actual results, performance or achievements to differ materially from those expressed in, or implied by, the forward-looking statements contained in this document. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements. UScellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

Operational Risk Factors

- *Intense competition involving products, services, pricing, promotions and network speed and technologies could adversely affect UScellular's revenues or increase its costs to compete.*

- *Changes in roaming practices or other factors could cause UScellular's roaming revenues to decline from current levels, roaming expenses to increase from current levels and/or impact UScellular's ability to service its customers in geographic areas where UScellular does not have its own network, which could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *An inability to attract diverse people of outstanding talent throughout all levels of the organization, to develop their potential through education and assignments, and to retain them by keeping them engaged, challenged and properly rewarded could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *UScellular's smaller scale relative to larger competitors that may have greater financial and other resources than UScellular could cause UScellular to be unable to compete successfully, which could adversely affect its business, financial condition or results of operations.*

- *Changes in various business factors, including changes in demand, consumer preferences and perceptions, price competition, churn from customer switching activity and other factors, could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *A failure by UScellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *Advances or changes in technology could render certain technologies used by UScellular obsolete, could put UScellular at a competitive disadvantage, could reduce UScellular's revenues or could increase its costs of doing business.*

- *Complexities associated with deploying new technologies present substantial risk and UScellular investments in unproven technologies may not produce the benefits that UScellular expects.*

- *Costs, integration problems or other factors associated with acquisitions, divestitures or exchanges of properties or wireless spectrum licenses and/or expansion of UScellular's business could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *A failure by UScellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network, support and other systems and infrastructure could have an adverse effect on its operations.*

- *Difficulties involving third parties with which UScellular does business, including changes in UScellular's relationships with or financial or operational difficulties, including supply chain disruptions, of key suppliers or independent agents and third-party national retailers who market UScellular's services, could adversely affect UScellular's business, financial condition or results of operations.*

- *A failure by UScellular to maintain flexible and capable telecommunication networks or information technologies, or a material disruption thereof, could have an adverse effect on UScellular's business, financial condition or results of operations.*

Financial Risk Factors

- *Uncertainty in UScellular's or TDS' future cash flow and liquidity or the inability to access capital, deterioration in the capital markets, changes in interest rates, other changes in UScellular's or TDS' performance or market conditions, changes in UScellular's or TDS' credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to UScellular, which has required and could in the future require UScellular to reduce or delay its construction, development or acquisition programs, reduce the amount of wireless spectrum licenses acquired, divest assets or businesses, and/or reduce or cease share repurchases.*

- *UScellular has a significant amount of indebtedness which could adversely affect its financial performance and in turn adversely affect its ability to make payments on its indebtedness, comply with terms of debt covenants and incur additional debt.*

- *UScellular's assets and revenue are concentrated in the U.S. wireless telecommunications industry. Consequently, its operating results may fluctuate based on factors related primarily to conditions in this industry.*

- *UScellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on UScellular's financial condition or results of operations.*

Regulatory, Legal and Governance Risk Factors

- *TDS and UScellular have initiated a process to explore a range of strategic alternatives for UScellular and there can be no assurance that any strategic alternative will be successfully identified or completed, that any such strategic alternative will result in additional value for UScellular and its shareholders, or that the process will not have an adverse impact on UScellular's business or financial statements.*

- *Failure by UScellular to timely or fully comply with any existing applicable legislative and/or regulatory requirements or changes thereto could adversely affect UScellular's business, financial condition or results of operations.*

- *UScellular receives significant regulatory support, and is also subject to numerous surcharges and fees from federal, state and local governments – the applicability and the amount of the support and fees are subject to great uncertainty, including the ability to pass through certain fees to customers, and this uncertainty could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *The possible development of adverse precedent in litigation or conclusions in professional or environmental studies to the effect that potentially harmful emissions from devices or network equipment, including but not limited to radio frequencies emitted by wireless signals, may cause harmful health or environmental consequences, including cancer, tumors or otherwise harmful impacts, or may interfere with various electronic medical devices or frequencies used by other industries, could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent UScellular from using necessary technology to provide products or services or subject UScellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *There are potential conflicts of interests between TDS and UScellular.*

- *Certain matters, such as control by TDS and provisions in the UScellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of UScellular or have other consequences.*

General Risk Factors

- *UScellular has experienced, and in the future expects to experience, cyber-attacks or other breaches of network or information technology security of varying degrees on a regular basis, which could have an adverse effect on UScellular's business, financial condition or results of operations.*

- *Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede UScellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on UScellular's business, financial condition or results of operations.*

- *The impact of public health emergencies on UScellular's business is uncertain, but depending on duration and severity could have a material adverse effect on UScellular's business, financial condition or results of operations.*

Market Risk

Long-Term Debt

As of December 31, 2023, approximately 70% of UScellular's long-term debt was in fixed-rate senior notes and approximately 30% in variable-rate debt. Fluctuations in market interest rates can lead to volatility in the fair value of fixed-rate notes and interest expense on variable-rate debt.

The following table presents the scheduled principal payments on long-term debt, lease obligations and the related weighted average interest rates by maturity dates at December 31, 2023:

	Principal Payments Due by Period	
	Long-Term Debt Obligations[1]	Weighted-Avg. Interest Rates on Long-Term Debt Obligations[2]
(Dollars in millions)		
2024	$ 20	7.1 %
2025	20	7.1 %
2026	268	7.0 %
2027	158	7.0 %
2028	286	7.5 %
Thereafter	2,228	6.2 %
Total	$ 2,980	6.4 %

[1] The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to unamortized debt issuance costs on all non-revolving debt instruments, unamortized discounts related to the 6.7% Senior Notes, and outstanding borrowings under the receivables securitization agreement, which principal repayments are not scheduled but are instead based on actual receivable collections. See Note 12 — Debt in the Notes to Consolidated Financial Statements for additional information.

[2] Represents the weighted average stated interest rates at December 31, 2023, for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2023 and 2022, the estimated fair value of long-term debt obligations, excluding lease obligations, the current portion of such long-term debt and debt financing costs, was $2,611 million and $2,502 million, respectively, and the book value was $3,099 million and $3,244 million, respectively. See Note 3 — Fair Value Measurements in the Notes to Consolidated Financial Statements for additional information.

Supplemental Information Relating to Non-GAAP Financial Measures

UScellular sometimes uses information derived from consolidated financial information but not presented in its financial statements prepared in accordance with GAAP to evaluate the performance of its business. Certain of these measures are considered "non-GAAP financial measures" under U.S. Securities and Exchange Commission Rules. Specifically, UScellular has referred to the following measures in this Form 10-K Report:

- EBITDA
- Adjusted EBITDA
- Adjusted OIBDA
- Free cash flow

Following are explanations of each of these measures:

EBITDA, Adjusted EBITDA and Adjusted OIBDA

EBITDA, Adjusted EBITDA and Adjusted OIBDA are defined as Net income adjusted for the items set forth in the reconciliation below. EBITDA, Adjusted EBITDA and Adjusted OIBDA are not measures of financial performance under GAAP and should not be considered as alternatives to Net income or Cash flows from operating activities, as indicators of cash flows or as measures of liquidity. UScellular does not intend to imply that any such items set forth in the reconciliation below are non-recurring, infrequent or unusual; such items may occur in the future.

Management uses Adjusted EBITDA and Adjusted OIBDA as measurements of profitability, and therefore reconciliations to applicable GAAP income measures are deemed appropriate. Management believes Adjusted EBITDA and Adjusted OIBDA are useful measures of UScellular's operating results before significant recurring non-cash charges, nonrecurring expenses, gains and losses, and other items as presented below as they provide additional relevant and useful information to investors and other users of UScellular's financial data in evaluating the effectiveness of its operations and underlying business trends in a manner that is consistent with management's evaluation of business performance. Adjusted EBITDA shows adjusted earnings before interest, taxes, depreciation, amortization and accretion, gains and losses, and expenses related to the strategic alternatives review of UScellular, while Adjusted OIBDA reduces this measure further to exclude Equity in earnings of unconsolidated entities and Interest and dividend income in order to more effectively show the performance of operating activities excluding investment activities. The following tables reconcile EBITDA, Adjusted EBITDA and Adjusted OIBDA to the corresponding GAAP measures, Net income and Operating income.

(Dollars in millions)		2023		2022
Net income (GAAP)	$	**58**	$	35
Add back:				
Income tax expense		**53**		37
Interest expense		**196**		163
Depreciation, amortization and accretion		**656**		700
EBITDA (Non-GAAP)		**963**		935
Add back or deduct:				
Expenses related to strategic alternatives review		**8**		—
Loss on impairment of licenses		**—**		3
(Gain) loss on asset disposals, net		**17**		19
(Gain) loss on sale of business and other exit costs, net		**—**		(1)
(Gain) loss on license sales and exchanges, net		**(2)**		—
Adjusted EBITDA (Non-GAAP)		**986**		956
Deduct:				
Equity in earnings of unconsolidated entities		**158**		158
Interest and dividend income		**10**		8
Adjusted OIBDA (Non-GAAP)		**818**		790
Deduct:				
Depreciation, amortization and accretion		**656**		700
Expenses related to strategic alternatives review		**8**		—
Loss on impairment of licenses		**—**		3
(Gain) loss on asset disposals, net		**17**		19
(Gain) loss on sale of business and other exit costs, net		**—**		(1)
(Gain) loss on license sales and exchanges, net		**(2)**		—
Operating income (GAAP)	$	**139**	$	69

Free Cash Flow

The following table presents Free cash flow, which is defined as Cash flows from operating activities less Cash paid for additions to property, plant and equipment and Cash paid for software license agreements. Free cash flow is a non-GAAP financial measure which UScellular believes may be useful to investors and other users of its financial information in evaluating liquidity, specifically, the amount of net cash generated by business operations after deducting Cash paid for additions to property, plant and equipment and Cash paid for software license agreements.

(Dollars in millions)		2023		2022
Cash flows from operating activities (GAAP)	$	**866**	$	832
Cash paid for additions to property, plant and equipment		**(608)**		(602)
Cash paid for software license agreements		**(66)**		(22)
Free cash flow (Non-GAAP)	$	**192**	$	208

Financial Statements

United States Cellular Corporation
Consolidated Statement of Operations

Year Ended December 31,		2023		2022		2021
(Dollars and shares in millions, except per share amounts)						
Operating revenues						
Service	$	3,044	$	3,125	$	3,115
Equipment sales		862		1,044		1,007
Total operating revenues		3,906		4,169		4,122
Operating expenses						
System operations (excluding Depreciation, amortization and accretion reported below)		740		755		790
Cost of equipment sold		988		1,216		1,118
Selling, general and administrative		1,368		1,408		1,345
Depreciation, amortization and accretion		656		700		678
Loss on impairment of licenses		—		3		—
(Gain) loss on asset disposals, net		17		19		23
(Gain) loss on sale of business and other exit costs, net		—		(1)		(2)
(Gain) loss on license sales and exchanges, net		(2)		—		—
Total operating expenses		3,767		4,100		3,952
Operating income		139		69		170
Investment and other income (expense)						
Equity in earnings of unconsolidated entities		158		158		179
Interest and dividend income		10		8		6
Interest expense		(196)		(163)		(175)
Total investment and other income (expense)		(28)		3		10
Income before income taxes		111		72		180
Income tax expense		53		37		20
Net income		58		35		160
Less: Net income attributable to noncontrolling interests, net of tax		4		5		5
Net income attributable to UScellular shareholders	$	54	$	30	$	155
Basic weighted average shares outstanding		85		85		86
Basic earnings per share attributable to UScellular shareholders	$	0.64	$	0.35	$	1.80
Diluted weighted average shares outstanding		87		86		87
Diluted earnings per share attributable to UScellular shareholders	$	0.63	$	0.35	$	1.77

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Cash Flows

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Cash flows from operating activities			
Net income	$ 58	$ 35	$ 160
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities			
Depreciation, amortization and accretion	656	700	678
Bad debts expense	104	132	56
Stock-based compensation expense	23	24	27
Deferred income taxes, net	47	33	41
Equity in earnings of unconsolidated entities	(158)	(158)	(179)
Distributions from unconsolidated entities	150	145	176
Loss on impairment of licenses	—	3	—
(Gain) loss on asset disposals, net	17	19	23
(Gain) loss on sale of business and other exit costs, net	—	(1)	(2)
(Gain) loss on license sales and exchanges, net	(2)	—	—
Other operating activities	6	9	33
Changes in assets and liabilities from operations			
Accounts receivable	17	(59)	(27)
Equipment installment plans receivable	(20)	(199)	(116)
Inventory	62	(88)	(27)
Accounts payable	(85)	12	(57)
Customer deposits and deferred revenues	(9)	47	40
Accrued taxes	—	121	(41)
Other assets and liabilities	—	57	17
Net cash provided by operating activities	866	832	802
Cash flows from investing activities			
Cash paid for additions to property, plant and equipment	(608)	(602)	(724)
Cash paid for licenses	(130)	(585)	(1,302)
Advance payments for license acquisitions	—	—	(20)
Other investing activities	17	8	10
Net cash used in investing activities	(721)	(1,179)	(2,036)
Cash flows from financing activities			
Issuance of long-term debt	315	800	1,342
Repayment of long-term debt	(453)	(329)	(1,118)
Issuance of short-term debt	—	110	—
Repayment of short-term debt	(60)	(50)	—
Common Shares reissued for benefit plans, net of tax payments	(6)	(5)	(16)
Repurchase of Common Shares	—	(43)	(31)
Payment of debt issuance costs	(1)	(1)	(22)
Distributions to noncontrolling interests	(3)	(3)	(3)
Cash paid for software license agreements	(66)	(22)	(9)
Other financing activities	—	(1)	(1)
Net cash provided by (used in) financing activities	(274)	456	142
Net increase (decrease) in cash, cash equivalents and restricted cash	(129)	109	(1,092)
Cash, cash equivalents and restricted cash			
Beginning of period	308	199	1,291
End of period	$ 179	$ 308	$ 199

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Assets

December 31,		**2023**		2022
(Dollars in millions)				
Current assets				
Cash and cash equivalents	$	**150**	$	273
Accounts receivable				
Customers and agents, less allowances of $66 and $70, respectively		**900**		985
Affiliated		**3**		—
Other, less allowances of $4 and $2, respectively		**54**		87
Inventory, net		**199**		261
Prepaid expenses		**57**		68
Income taxes receivable		**1**		4
Other current assets		**36**		45
Total current assets		**1,400**		1,723
Assets held for sale		**15**		26
Licenses		**4,693**		4,690
Investments in unconsolidated entities		**461**		452
Property, plant and equipment				
In service and under construction		**9,560**		9,334
Less: Accumulated depreciation and amortization		**6,984**		6,710
Property, plant and equipment, net		**2,576**		2,624
Operating lease right-of-use assets		**915**		918
Other assets and deferred charges		**690**		686
Total assets[1]	$	**10,750**	$	11,119

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Balance Sheet — Liabilities and Equity

December 31,	2023	2022
(Dollars and shares in millions, except per share amounts)		
Current liabilities		
Current portion of long-term debt	$ 20	$ 13
Accounts payable		
Affiliated	7	12
Trade	241	344
Customer deposits and deferred revenues	229	239
Accrued taxes	32	35
Accrued compensation	83	84
Short-term operating lease liabilities	135	133
Other current liabilities	154	335
Total current liabilities	901	1,195
Deferred liabilities and credits		
Deferred income tax liability, net	755	708
Long-term operating lease liabilities	831	843
Other deferred liabilities and credits	565	604
Long-term debt, net	3,044	3,187
Commitments and contingencies		
Noncontrolling interests with redemption features	12	12
Equity		
UScellular shareholders' equity		
Series A Common and Common Shares		
Authorized 190 shares (50 Series A Common and 140 Common Shares)		
Issued 88 shares (33 Series A Common and 55 Common Shares)		
Outstanding 85 shares (33 Series A Common and 52 Common Shares)		
Par Value ($1.00 per share) ($33 Series A Common and $55 Common Shares)	88	88
Additional paid-in capital	1,726	1,703
Treasury shares, at cost, 3 Common Shares	(80)	(98)
Retained earnings	2,892	2,861
Total UScellular shareholders' equity	4,626	4,554
Noncontrolling interests	16	16
Total equity	4,642	4,570
Total liabilities and equity[1]	$ 10,750	$ 11,119

The accompanying notes are an integral part of these consolidated financial statements.

[1] The consolidated total assets as of December 31, 2023 and 2022, include assets held by consolidated variable interest entities (VIEs) of $1,217 million and $1,265 million, respectively, which are not available to be used to settle the obligations of UScellular. The consolidated total liabilities as of December 31, 2023 and 2022, include certain liabilities of consolidated VIEs of $26 million and $25 million, respectively, for which the creditors of the VIEs have no recourse to the general credit of UScellular. See Note 14 — Variable Interest Entities for additional information.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

| | UScellular Shareholders | | | | | | |
	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
(Dollars in millions)							
December 31, 2022	$ 88	$ 1,703	$ (98)	$ 2,861	$ 4,554	$ 16	$ 4,570
Net income attributable to UScellular shareholders	—	—	—	54	54	—	54
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	3	3
Incentive and compensation plans	—	23	18	(23)	18	—	18
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2023	$ 88	$ 1,726	$ (80)	$ 2,892	$ 4,626	$ 16	$ 4,642

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	UScellular Shareholders						
(Dollars in millions)	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
December 31, 2021	$ 88	$ 1,678	$ (68)	$ 2,849	$ 4,547	$ 16	$ 4,563
Net income attributable to UScellular shareholders	—	—	—	30	30	—	30
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	3	3
Repurchase of Common Shares	—	—	(43)	—	(43)	—	(43)
Incentive and compensation plans	—	25	13	(18)	20	—	20
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2022	$ 88	$ 1,703	$ (98)	$ 2,861	$ 4,554	$ 16	$ 4,570

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	UScellular Shareholders						
(Dollars in millions)	Series A Common and Common shares	Additional paid-in capital	Treasury shares	Retained earnings	Total UScellular shareholders' equity	Noncontrolling interests	Total equity
December 31, 2020	$ 88	$ 1,651	$ (67)	$ 2,739	$ 4,411	$ 15	$ 4,426
Net income attributable to UScellular shareholders	—	—	—	155	155	—	155
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	4	4
Repurchase of Common Shares	—	—	(31)	—	(31)	—	(31)
Incentive and compensation plans	—	27	30	(45)	12	—	12
Distributions to noncontrolling interests	—	—	—	—	—	(3)	(3)
December 31, 2021	$ 88	$ 1,678	$ (68)	$ 2,849	$ 4,547	$ 16	$ 4,563

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

United States Cellular Corporation (UScellular), a Delaware Corporation, is an 83%-owned subsidiary of Telephone and Data Systems, Inc. (TDS).

Nature of Operations

UScellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2023, UScellular served customers with 4.6 million retail connections. UScellular has one reportable segment.

Principles of Consolidation

The accounting policies of UScellular conform to accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of UScellular, subsidiaries in which it has a controlling financial interest, general partnerships in which UScellular has a majority partnership interest and certain entities in which UScellular has a variable interest that requires consolidation into the UScellular financial statements under GAAP. See Note 14 — Variable Interest Entities for additional information relating to UScellular's VIEs. Intercompany accounts and transactions have been eliminated. The Consolidated Statement of Comprehensive Income was not included because comprehensive income for the years ended December 31, 2023, 2022 and 2021 equaled net income.

Certain numbers included herein are rounded to millions for ease of presentation; however, certain calculated amounts and percentages are determined using the unrounded numbers.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less. Cash and cash equivalents subject to contractual restrictions are classified as restricted cash. Restricted cash primarily consists of balances required under the receivables securitization agreement. See Note 12 — Debt for additional information related to the receivables securitization agreement. The following table provides a reconciliation of Cash and cash equivalents and restricted cash reported in the Consolidated Balance Sheet to the total of the amounts in the Consolidated Statement of Cash Flows.

December 31,	2023	2022
(Dollars in millions)		
Cash and cash equivalents	$ 150	$ 273
Restricted cash included in Other current assets	29	35
Cash, cash equivalents and restricted cash in the statement of cash flows	$ 179	$ 308

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist primarily of amounts owed by customers for wireless services and equipment sales, including sales of certain devices and accessories under installment plans, by agents and third-party distributors for sales of equipment to them and by other wireless carriers whose customers have used UScellular's wireless systems.

UScellular estimates expected credit losses related to accounts receivable balances based on a review of available and relevant information including current economic conditions, projected economic conditions, historical loss experience, account aging, and other factors that could affect collectability. Expected credit losses are determined for each pool of accounts receivable balances that share similar risk characteristics. The allowance for credit losses is the best estimate of the amount of expected credit losses related to existing accounts receivable. UScellular does not have any off-balance sheet credit exposure related to its customers.

Inventory

Inventory consists primarily of wireless devices stated at the lower of cost, which approximates cost determined on a first-in first-out basis, or net realizable value. Net realizable value is determined by reference to the stand-alone selling price.

Cloud-Hosted Arrangements

UScellular's cloud-hosted arrangements that are service contracts consist primarily of software used to perform administrative functions. Implementation costs related to UScellular's cloud-hosted arrangements, which are recorded in Prepaid expenses and Other assets and deferred charges in the Consolidated Balance Sheet, were as follows:

December 31,	2023	2022
(Dollars in millions)		
Implementation costs, gross	$ 89	$ 89
Accumulated amortization	(65)	(47)
Implementation costs, net	$ 24	$ 42

These costs are amortized over the period of the service contract, which is generally three to five years. Amortization of implementation costs was $17 million, $18 million and $16 million for the years ended December 31, 2023, 2022 and 2021, respectively, and was included in Selling, general and administrative expenses.

Licenses

Licenses consist of direct and incremental costs incurred in acquiring Federal Communications Commission (FCC) wireless spectrum licenses that generally provide UScellular with the exclusive right to utilize designated radio spectrum within specific geographic service areas to provide wireless service. Although wireless spectrum licenses are issued for a fixed period of time, generally ten years, or in some cases twelve or fifteen years, the FCC has granted license renewals routinely and at a nominal cost. The wireless spectrum licenses held by UScellular expire at various dates. UScellular believes that it is probable that its future wireless spectrum license renewal applications will be granted. UScellular determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful lives of the wireless spectrum licenses. Therefore, UScellular has determined that wireless spectrum licenses are indefinite-lived intangible assets.

UScellular performs its annual impairment assessment of wireless spectrum licenses as of November 1 of each year or more frequently if there are events or circumstances that cause UScellular to believe it is more likely than not that the carrying value of wireless spectrum licenses exceeds fair value. For purposes of its impairment test, UScellular has one unit of accounting.

UScellular performed a quantitative assessment in 2023 and a qualitative assessment in 2022 to determine whether the wireless spectrum licenses were impaired. Based on the impairment assessments performed, UScellular did not have an impairment of its wireless spectrum licenses in 2023 or 2022. The events and circumstances related to the strategic alternatives review of UScellular may require an impairment assessment of the wireless spectrum licenses in the future. See Note 7 — Intangible Assets for additional details related to wireless spectrum licenses.

Investments in Unconsolidated Entities

For its equity method investments for which financial information is readily available, UScellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, UScellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

UScellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and recording it, together with proceeds, if any, and net removal costs (removal costs less an applicable accrued asset retirement obligation and salvage value realized), as a gain or loss, as appropriate.

Software licenses that qualify for capitalization as an asset are accounted for as the acquisition of a fixed asset and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition.

Depreciation and Amortization

Depreciation is provided using the straight-line method over the estimated useful life of the related asset.

UScellular depreciates leasehold improvement assets over periods ranging from one year to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. There were no material changes to the assigned useful lives of the various categories of property, plant and equipment in 2023, 2022 or 2021. However, in 2023, 2022 and 2021, depreciation for certain specific assets was accelerated due to changes in technology. See Note 9 — Property, Plant and Equipment for additional details related to useful lives.

Impairment of Long-Lived Assets

UScellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. UScellular has one asset group for purposes of assessing property, plant and equipment for impairment based on the integrated nature of its assets and operations. The cash flows generated by this single interdependent asset group represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. It is possible that any outcomes of the strategic alternatives review could change the composition of UScellular's long-lived assets, how UScellular may derive cash flows from these assets and may result in uncertainty related to asset recoverability. This may impact UScellular's asset groups for purposes of assessing property, plant and equipment for impairment and may require an impairment assessment to be performed which may result in the need to write down certain long-lived assets in the near term.

Leases

A lease is generally present in a contract if the lessee controls the use of identified property, plant or equipment for a period of time in exchange for consideration. See Note 10 — Leases for additional details related to leases.

Agent Liabilities

UScellular has relationships with agents, which are independent businesses that obtain customers for UScellular. At December 31, 2023 and 2022, UScellular had accrued $50 million and $53 million, respectively, in agent related liabilities. These amounts are included in Other current liabilities in the Consolidated Balance Sheet.

Debt Issuance Costs

Debt issuance costs include underwriters' and legal fees and other charges related to issuing and renewing various borrowing instruments and other long-term agreements and are amortized over the respective term of each instrument. Debt issuance costs related to UScellular's revolving credit, receivables securitization, and repurchase agreements are recorded in Other assets and deferred charges in the Consolidated Balance Sheet. All other debt issuance costs are presented as an offset to the related debt obligation in the Consolidated Balance Sheet.

Asset Retirement Obligations

UScellular records asset retirement obligations for the fair value of legal obligations associated with asset retirements and a corresponding increase in the carrying amount of the related long-lived asset in the period in which the obligations are incurred. In periods subsequent to initial measurement, UScellular recognizes changes in the liability resulting from the passage of time and updates to the timing or the amount of the original estimates. The liability is accreted to its estimated settlement date value over the period to the estimated settlement date. The change in the carrying amount of the long-lived asset is depreciated over the average remaining life of the related asset. See Note 11 — Asset Retirement Obligations for additional information.

Treasury Shares

Common Shares repurchased by UScellular are recorded at cost as treasury shares and result in a reduction of equity. When treasury shares are reissued, UScellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues from sales of equipment and products are recognized when control has transferred to the customer, agent or third-party distributor. Service revenues are recognized as the related service is provided. See Note 2 — Revenue Recognition for additional information on UScellular's policies related to Revenues.

Advertising Costs

UScellular expenses advertising costs as incurred. Advertising costs totaled $181 million, $171 million and $184 million in 2023, 2022 and 2021, respectively.

Income Taxes

UScellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. For financial statement purposes, UScellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under a tax allocation agreement between TDS and UScellular, UScellular remits its applicable income tax payments to and receives applicable tax refunds from TDS. UScellular had no tax receivable balance with TDS as of December 31, 2023 and 2022, respectively.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the enacted tax rates in effect when the temporary differences are expected to reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. UScellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. Deferred taxes are reported as a net non-current asset or liability by jurisdiction. Any corresponding valuation allowance to reduce the amount of deferred tax assets is also recorded as non-current. See Note 5 — Income Taxes for additional information.

Stock-Based Compensation and Other Plans

UScellular has established a long-term incentive plan and a non-employee director compensation plan. These plans are considered compensatory plans, and therefore recognition of costs for grants made under these plans is required.

UScellular recognizes stock compensation expense based upon the fair value of the specific awards granted using established valuation methodologies. The amount of stock compensation cost recognized on a straight-line basis is based on the portion of the award that is expected to vest over the requisite service period, which generally represents the vesting period. Stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. See Note 17 — Stock-Based Compensation for additional information.

Defined Contribution Plans

UScellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of UScellular and its subsidiaries. Under this plan, pension costs are calculated separately for each participant and are funded annually. Pension costs were $11 million, $12 million and $12 million in 2023, 2022 and 2021, respectively.

UScellular also participates in a defined contribution retirement savings plan (401(k) plan) sponsored by TDS. Total costs incurred for UScellular's contributions to the 401(k) plan were $15 million for each of 2023, 2022 and 2021.

Recent Development

On August 4, 2023, TDS and UScellular announced that the Boards of Directors of both companies have decided to initiate a process to explore a range of strategic alternatives for UScellular. During 2023, UScellular incurred third-party expenses of $8 million related to the strategic alternatives review, which are included in Selling, general and administrative expenses. At this time, UScellular cannot predict the ultimate outcome of such process or estimate the potential impact of such process on the financial statements.

Note 2 Revenue Recognition

Nature of goods and services

The following is a description of principal activities from which UScellular generates its revenues.

Services and products	Nature, timing of satisfaction of performance obligations, and significant payment terms
Wireless services	Wireless service includes voice, messaging and data services. Revenue is recognized in Service revenues as wireless service is provided to the customer. Wireless services generally are billed and paid in advance on a monthly basis.
Wireless devices and accessories	UScellular offers a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots, home phones and routers for purchase by its customers, as well as accessories. UScellular also sells wireless devices to agents and other third-party distributors for resale. UScellular frequently discounts wireless devices sold to new and current customers. UScellular also offers customers the option to purchase certain devices and accessories under installment contracts whereby they pay over a specified time period. For certain equipment installment plans, after a specified period of time, the customer may have the right to upgrade to a new device. Such upgrades require the customer to enter into an equipment installment contract for the new device, and transfer the existing device to UScellular. UScellular recognizes revenue in Equipment sales revenues when control of the device or accessory is transferred to the customer, agent or third-party distributor, which is generally upon delivery.
Wireless roaming	UScellular receives roaming revenues when other wireless carriers' customers use UScellular's wireless systems. UScellular recognizes revenue in Service revenues when the roaming service is provided.
Wireless Eligible Telecommunications Carrier (ETC) Revenues	Telecommunications companies may be designated by states, or in some cases by the FCC, as an ETC to receive support payments from the Universal Service Fund if they provide specified services in "high cost" areas. ETC revenues recognized in the reporting period represent the amounts which UScellular is entitled to receive for such period, as determined and approved in connection with UScellular's designation as an ETC in various states.
Wireless tower rents	UScellular receives tower rental revenues when another carrier leases tower space on a UScellular-owned tower. UScellular recognizes revenue in Service revenues in the period during which the services are provided.
Activation fees	UScellular charges its end customers activation fees in connection with the sale of certain services and equipment. Activation fees are deferred and recognized over the period benefited.

Significant Judgments

As a practical expedient, UScellular groups similar contracts or similar performance obligations together into portfolios of contracts or performance obligations if doing so does not result in a significant difference from accounting for the individual contracts discretely. UScellular applies this grouping method for the following types of transactions: device activation fees, contract acquisition costs, and certain customer promotions. Contract portfolios are recognized over the respective expected customer lives or terms of the contracts.

Services are deemed to be highly interrelated when the method and timing of transfer and performance risk are the same. Highly interrelated services that are determined to not be distinct have been grouped into a single performance obligation. Each month of services promised is a performance obligation. The series of monthly service performance obligations promised over the course of the contract are combined into a single performance obligation for purposes of the revenue allocation.

UScellular has made judgments regarding transaction price, including but not limited to issues relating to variable consideration, time value of money, returns and non-cash consideration. When determined to be significant in the context of the contract, these items are considered in the valuation of transaction price at contract inception or modification, as appropriate.

Multiple Performance Obligations

UScellular sells bundled service and equipment offerings. In these instances, UScellular recognizes its revenue based on the relative standalone selling prices for each distinct service or equipment performance obligation, or bundles thereof. UScellular estimates the standalone selling price of the device or accessory to be its retail price excluding discounts. UScellular estimates the standalone selling price of service to be the price offered to customers on month-to-month contracts.

Incentives

Discounts, incentives, and rebates to agents and end customers that are deemed cash are recognized as a reduction of Operating revenues concurrently with the associated revenue.

From time to time, UScellular may offer certain promotions to incentivize customers to switch to, or to purchase additional services from, UScellular. Under these types of promotions, an eligible customer may receive an incentive in the form of a discount off additional services purchased shown as a credit to the customer's monthly bill. UScellular accounts for the future discounts as material rights at the time of the initial transaction by allocating and deferring revenue based on the relative proportion of the future discounts in comparison to the aggregate initial purchase. The deferred revenue will be recognized as service revenue in future periods.

Amounts Collected from Customers and Remitted to Governmental Authorities

UScellular records amounts collected from customers and remitted to governmental authorities on a net basis within a liability account if the amount is assessed upon the customer and UScellular merely acts as an agent in collecting the amount on behalf of the imposing governmental authority. If the amount is assessed upon UScellular, then amounts collected from customers are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $63 million, $61 million and $66 million for 2023, 2022 and 2021, respectively.

Disaggregation of Revenue

In the following table, UScellular's revenues are disaggregated by type of service, which represents the relevant categorization of revenues for UScellular, and timing of recognition. Service revenues are recognized over time and Equipment sales are recognized at a point in time.

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Revenues from contracts with customers:			
Retail service[1,2,3]	$ 2,742	$ 2,793	$ 2,757
Inbound roaming	32	67	110
Other service[1]	169	172	165
Service revenues from contracts with customers	2,943	3,032	3,032
Equipment sales	862	1,044	1,007
Total revenues from contracts with customers[4]	$ 3,805	$ 4,076	$ 4,039

[1] For 2021, amounts have been adjusted to reclassify $8 million of Internet of Things (IoT) and Reseller revenues from Retail service to Other service.

[2] UScellular recorded an adjustment to correct a prior period error related to the timing of recognition of regulatory fee billings, which increased Service revenue by $9 million in 2021. This adjustment was not material to any of the periods impacted.

[3] UScellular recorded an adjustment to correct a prior period error related to the recognition of discounts for certain Prepaid customers, which decreased Service revenue by $5 million in 2023. This adjustment was not material to any of the periods impacted.

[4] Revenue line items in this table will not agree to amounts presented in the Consolidated Statement of Operations as the amounts in this table only include revenue resulting from contracts with customers.

Contract Balances

For contracts that involve multiple element service and equipment offerings, the transaction price is allocated to each performance obligation based on its relative standalone selling price. When consideration is received in advance of delivery of goods or services, a contract liability is recorded. A contract asset is recorded when revenue is recognized in advance of UScellular's right to receive consideration. Once there is an unconditional right to receive the consideration, UScellular records such amounts as receivables, and then bills the customer under the terms of the respective contract.

UScellular recognizes Equipment sales revenue when the equipment is delivered to the customer and a corresponding contract asset or liability is recorded for the difference between the amount of revenue recognized and the amount billed to the customer in cases where discounts are offered. The contract asset or liability is reduced over the contract term as service is provided and billed to the customer.

The following table provides balances for contract assets from contracts with customers, which are recorded in Other current assets and Other assets and deferred charges in the Consolidated Balance Sheet, and contract liabilities from contracts with customers, which are recorded in Customer deposits and deferred revenues and Other deferred liabilities and credits in the Consolidated Balance Sheet.

December 31,	2023	2022
(Dollars in millions)		
Contract assets	$ 4	$ 5
Contract liabilities	$ 331	$ 349

Revenue recognized related to contract liabilities existing at January 1, 2023 was $220 million for the year ended December 31, 2023.

Transaction price allocated to the remaining performance obligations

The following table includes estimated service revenues expected to be recognized related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. These estimates represent service revenues to be recognized when wireless services are delivered to customers pursuant to service plan contracts and under certain roaming agreements with other carriers. These estimates are based on contracts in place as of December 31, 2023, and may vary from actual results. As practical expedients, revenue related to contracts of less than one year, generally month-to-month contracts, and contracts with a fixed per-unit price and variable quantity, are excluded from these estimates.

		Service Revenues
(Dollars in millions)		
2024	$	253
2025		112
Thereafter		26
Total	$	391

Contract Cost Assets

UScellular expects that commission fees paid as a result of obtaining contracts are recoverable, and therefore UScellular defers and amortizes these costs. As a practical expedient, costs with an amortization period of one year or less are expensed as incurred. The contract cost asset balance related to commission fees and other costs was $127 million and $131 million at December 31, 2023 and 2022, respectively and was recorded in Other assets and deferred charges in the Consolidated Balance Sheet. Deferred commission fees are amortized based on the timing of transfer of the goods or services to which the assets relate, typically the contract term. Amortization of contract cost assets was $93 million, $96 million and $99 million for the years ended December 31, 2023, 2022 and 2021, respectively, and was included in Selling, general and administrative expenses.

Note 3 Fair Value Measurements

As of December 31, 2023 and 2022, UScellular did not have any material financial or nonfinancial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP.

The provisions of GAAP establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. A financial instrument's level within the fair value hierarchy is not representative of its expected performance or its overall risk profile and, therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.

UScellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	Level within the Fair Value Hierarchy	December 31, 2023		December 31, 2022	
		Book Value	Fair Value	Book Value	Fair Value
(Dollars in millions)					
Long-term debt					
Retail	2	$ 1,500	$ 1,097	$ 1,500	$ 899
Institutional	2	536	451	536	395
Other	2	1,063	1,063	1,208	1,208

Long-term debt excludes lease obligations, the current portion of Long-term debt and debt financing costs. The fair value of "Retail" Long-term debt was estimated using market prices for UScellular Senior Notes, which are traded on the New York Stock Exchange. UScellular's "Institutional" debt consists of the 6.7% Senior Notes which are traded over the counter. UScellular's "Other" debt consists of term loan credit agreements, receivables securitization agreement and export credit financing agreement. UScellular estimated the fair value of its Institutional and Other debt through a discounted cash flow analysis using the interest rates or estimated yield to maturity for each borrowing, which ranged from 6.48% to 7.96% and 5.38% to 8.28% at December 31, 2023 and 2022, respectively.

The fair values of Cash and cash equivalents, restricted cash and short-term debt approximate their book values due to the short-term nature of these financial instruments.

Note 4 Equipment Installment Plans

UScellular sells devices to customers under equipment installment plans over a specified time period. For certain equipment installment plans, after a specified period of time or amount of payments, the customer may have the right to upgrade to a new device and have the remaining unpaid equipment installment contract balance waived, subject to certain conditions, including trading in the original device in good working condition and signing a new equipment installment contract.

The following table summarizes equipment installment plan receivables.

December 31,		2023		2022
(Dollars in millions)				
Equipment installment plan receivables, gross	$	1,151	$	1,211
Allowance for credit losses		(90)		(96)
Equipment installment plan receivables, net	$	1,061	$	1,115
Net balance presented in the Consolidated Balance Sheet as:				
Accounts receivable — Customers and agents (Current portion)	$	577	$	646
Other assets and deferred charges (Non-current portion)		484		469
Equipment installment plan receivables, net	$	1,061	$	1,115

UScellular uses various inputs to evaluate the credit profiles of its customers, including internal data, information from credit bureaus and other sources. From this evaluation, a credit class is assigned to the customer that determines the number of eligible lines, the amount of credit available, and the down payment requirement, if any. These credit classes are grouped into four credit categories: lowest risk, lower risk, slight risk and higher risk. A customer's assigned credit class is reviewed periodically and a change is made, if appropriate. An equipment installment plan billed amount is considered past due if not paid within 30 days.

The balance and aging of the equipment installment plan receivables on a gross basis by credit category were as follows:

	December 31, 2023					December 31, 2022				
	Lowest Risk	Lower Risk	Slight Risk	Higher Risk	Total	Lowest Risk	Lower Risk	Slight Risk	Higher Risk	Total
(Dollars in millions)										
Unbilled	$ 977	$ 88	$ 16	$ 4	$ 1,085	$ 1,016	$ 98	$ 22	$ 5	$ 1,141
Billed — current	35	5	2	1	43	41	5	2	—	48
Billed — past due	12	7	3	1	23	13	6	2	1	22
Total	$ 1,024	$ 100	$ 21	$ 6	$ 1,151	$ 1,070	$ 109	$ 26	$ 6	$ 1,211

The balance of the equipment installment plan receivables as of December 31, 2023 on a gross basis by year of origination were as follows:

		2021		2022		2023		Total
(Dollars in millions)								
Lowest Risk	$	49	$	404	$	571	$	1,024
Lower Risk		3		30		67		100
Slight Risk		—		4		17		21
Higher Risk		—		1		5		6
Total	$	52	$	439	$	660	$	1,151

The write-offs, net of recoveries for the year ended December 31, 2023 on a gross basis by year of origination were as follows:

		2021		2022		2023		Total
(Dollars in millions)								
Write-offs, net of recoveries	$	13	$	45	$	17	$	75

Activity for the years ended December 31, 2023 and 2022, in the allowance for credit losses for equipment installment plan receivables was as follows:

(Dollars in millions)	2023	2022
Allowance for credit losses, beginning of year	$ 96	$ 72
Bad debts expense	69	100
Write-offs, net of recoveries	(75)	(76)
Allowance for credit losses, end of year	$ 90	$ 96

Note 5 Income Taxes

UScellular is included in a consolidated federal income tax return and in certain state income tax returns with other members of the TDS consolidated group. For financial statement purposes, UScellular and its subsidiaries compute their income tax expense as if they comprised a separate affiliated group and were not included in the TDS consolidated group.

UScellular's current income taxes balances at December 31, 2023 and 2022, were as follows:

December 31,	2023	2022
(Dollars in millions)		
Federal income taxes receivable	$ 1	$ 4
Net state income taxes receivable	—	—

Income tax expense (benefit) is summarized as follows:

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Current			
Federal	$ 2	$ 1	$ 2
State	4	3	(23)
Deferred			
Federal	28	19	49
State	19	14	(8)
Total income tax expense (benefit)	$ 53	$ 37	$ 20

A reconciliation of UScellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax rate to UScellular's effective income tax rate is as follows:

Year Ended December 31,	2023		2022		2021	
	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)						
Statutory federal income tax expense and rate	$ 23	21.0 %	$ 15	21.0 %	$ 38	21.0 %
State income taxes, net of federal benefit[1]	18	16.7	14	18.9	(25)	(14.1)
Change in federal valuation allowance[2]	8	7.5	7	9.9	7	3.8
Nondeductible compensation	4	3.5	3	3.6	2	1.3
Other differences, net	—	(1.0)	(2)	(1.9)	(2)	(0.6)
Total income tax expense (benefit) and rate	$ 53	47.7 %	$ 37	51.5 %	$ 20	11.4 %

[1] State income taxes, net of federal benefit, include changes in unrecognized tax benefits as well as adjustments to state valuation allowances. State taxes in 2021 are a net benefit due primarily to the reduction of tax accruals resulting from expirations of state statute of limitations for prior tax years.

[2] Change in federal valuation allowance is due primarily to annual interest expense from partnership investments that carryforward but may not be realized.

Significant components of UScellular's deferred income tax assets and liabilities at December 31, 2023 and 2022, were as follows:

December 31,	2023	2022
(Dollars in millions)		
Deferred tax assets		
Net operating loss (NOL) carryforwards	$ 132	$ 132
Lease liabilities	239	244
Contract liabilities	59	62
Interest expense carryforwards	99	65
Asset retirement obligation	78	73
Other	62	100
Total deferred tax assets	669	676
Less valuation allowance	(146)	(115)
Net deferred tax assets	523	561
Deferred tax liabilities		
Property, plant and equipment	434	457
Licenses/intangibles	408	382
Partnership investments	180	172
Lease assets	221	224
Other	35	34
Total deferred tax liabilities	1,278	1,269
Net deferred income tax liability	$ 755	$ 708

At December 31, 2023, UScellular and certain subsidiaries had $78 million of federal NOL carryforwards (generating a $16 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards generally expire between 2024 and 2037, with the exception of federal NOLs generated after 2017, which do not expire. UScellular and certain subsidiaries had $2,723 million of state NOL carryforwards (generating a $115 million deferred tax asset) available to offset future taxable income. The state NOL carryforwards expire between 2024 and 2043. A valuation allowance was established for certain federal and state NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

At December 31, 2023, UScellular and certain subsidiaries had $381 million of federal interest expense carryforwards (generating a $80 million deferred tax asset) available to offset future taxable income. The federal interest expense carryforwards do not expire. UScellular and certain subsidiaries had $487 million of state interest expense carryforwards (generating a $19 million deferred tax asset) available to offset future taxable income. The state interest expense carryforwards generally do not expire. A valuation allowance was established for certain federal and state interest expense carryforwards since it is more likely than not that a portion of such carryforwards will not be utilized.

A summary of UScellular's deferred tax asset valuation allowance is as follows:

	2023	2022	2021
(Dollars in millions)			
Balance at beginning of year	$ 115	$ 83	$ 94
Charged to Income tax expense	31	32	(11)
Balance at end of year	$ 146	$ 115	$ 83

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2023	2022	2021
(Dollars in millions)			
Unrecognized tax benefits balance at beginning of year	$ 35	$ 35	$ 51
Additions for tax positions of current year	9	5	8
Additions for tax positions of prior years	—	1	—
Reductions for tax positions of prior years	(3)	—	(3)
Reductions for settlements of tax positions	—	—	(2)
Reductions for lapses in statutes of limitations	(6)	(6)	(19)
Unrecognized tax benefits balance at end of year	$ 35	$ 35	$ 35

Unrecognized tax benefits are included in Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized at each respective year end period, they would have reduced income tax expense by $28 million, net of the federal benefit from state income taxes in each of 2023, 2022 and 2021.

UScellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense (benefit). The amounts charged to income tax expense related to interest and penalties resulted in $1 million expense in 2023, nominal expense in 2022 and a benefit of $10 million in 2021. Net accrued liabilities for interest and penalties were $13 million at December 31, 2023 and 2022, and are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

UScellular is included in TDS' consolidated federal and certain state income tax returns. UScellular also files certain state and local income tax returns separately from TDS. With limited exceptions, TDS and UScellular are no longer subject to federal and state income tax audits for the years prior to 2020.

Note 6 Earnings Per Share

Basic earnings per share attributable to UScellular shareholders is computed by dividing Net income attributable to UScellular shareholders by the weighted average number of Common Shares outstanding during the period. Diluted earnings per share attributable to UScellular shareholders is computed by dividing Net income attributable to UScellular shareholders by the weighted average number of Common Shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon the exercise of outstanding stock options and the vesting of performance and restricted stock units, as calculated using the treasury stock method.

The amounts used in computing basic and diluted earnings per share attributable to UScellular shareholders were as follows:

Year Ended December 31,	2023	2022	2021
(Dollars and shares in millions, except per share amounts)			
Net income attributable to UScellular shareholders	$ 54	$ 30	$ 155
Weighted average number of shares used in basic earnings per share	85	85	86
Effects of dilutive securities	2	1	1
Weighted average number of shares used in diluted earnings per share	87	86	87
Basic earnings per share attributable to UScellular shareholders	$ 0.64	$ 0.35	$ 1.80
Diluted earnings per share attributable to UScellular shareholders	$ 0.63	$ 0.35	$ 1.77

Certain Common Shares issuable upon the exercise of stock options or vesting of performance and restricted stock units were not included in weighted average diluted shares outstanding for the calculation of Diluted earnings per share attributable to UScellular shareholders because their effects were antidilutive. The number of such Common Shares excluded was 1 million in 2023 and less than 1 million in each of 2022 and 2021.

Note 7 Intangible Assets

Licenses

UScellular reviews opportunities to acquire additional wireless spectrum, including pursuant to FCC auctions. UScellular also may seek to divest outright or exchange wireless spectrum that is not strategic to its long-term success.

Auction 107

In February 2021, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 254 wireless spectrum licenses in the 3.7-3.98 GHz bands (Auction 107) for $1,283 million. UScellular paid $30 million of this amount in 2020 and the remainder in March 2021. The wireless spectrum licenses from Auction 107 were granted by the FCC in July 2021. Additionally, UScellular was obligated to pay approximately $179 million in total from 2021 through 2025 related to relocation costs and accelerated relocation incentive payments. Such additional costs were accrued and capitalized at the time the licenses were granted, and are adjusted as necessary as the estimated obligation changes. UScellular paid $122 million, $8 million and $36 million related to the additional costs for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the remaining estimated payments of approximately $13 million are included in Other current liabilities in the Consolidated Balance Sheet. At December 31, 2022, the remaining estimated payments of approximately $133 million and $8 million were included in Other current liabilities and Other deferred liabilities and credits, respectively, in the Consolidated Balance Sheet. UScellular received full access to the spectrum in the third quarter of 2023.

In January 2022, the FCC announced by way of public notice that UScellular was the provisional winning bidder for 380 wireless spectrum licenses in the 3.45-3.55 GHz band (Auction 110) for $580 million. UScellular paid $20 million of this amount in 2021 and the remainder in the first quarter of 2022. The wireless spectrum licenses from Auction 110 were granted by the FCC in May 2022.

Note 8 Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in entities in which UScellular holds a noncontrolling interest. UScellular's Investments in unconsolidated entities are accounted for using the equity method, measurement alternative method or net asset value practical expedient method as shown in the table below. The carrying value of measurement alternative method investments represents cost minus any impairments plus or minus any observable price changes.

December 31,	2023	2022
(Dollars in millions)		
Equity method investments:		
Capital contributions, loans, advances and adjustments	$ 104	$ 104
Cumulative share of income	2,729	2,570
Cumulative share of distributions	(2,385)	(2,235)
Total equity method investments	448	439
Measurement alternative method investments	4	4
Investments recorded using the net asset value practical expedient	9	9
Total investments in unconsolidated entities	$ 461	$ 452

The following tables, which are based on unaudited information provided in part by third parties, summarize the combined assets, liabilities and equity, and results of operations of UScellular's equity method investments:

December 31,	2023	2022
(Dollars in millions)		
Assets		
Current	$ 1,003	$ 1,071
Noncurrent	6,383	6,431
Total assets	$ 7,386	$ 7,502
Liabilities and Equity		
Current liabilities	$ 762	$ 764
Noncurrent liabilities	1,148	1,241
Partners' capital and shareholders' equity	5,476	5,497
Total liabilities and equity	$ 7,386	$ 7,502

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Results of Operations			
Revenues	$ 7,277	$ 7,275	$ 7,100
Operating expenses	5,683	5,662	5,130
Operating income	1,594	1,613	1,970
Other income (expense), net	(28)	(16)	15
Net income	$ 1,566	$ 1,597	$ 1,985

Note 9 Property, Plant and Equipment

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2023 and 2022, were as follows:

December 31,	Useful Lives (Years)	2023	2022
(Dollars in millions)			
Land	N/A	$ 41	$ 37
Buildings	20	281	281
Leasehold and land improvements	1-30	1,570	1,504
Cell site equipment	7-30	4,381	4,247
Switching equipment	5-8	1,090	1,115
Office furniture and equipment	3-5	193	209
Other operating assets and equipment	3-5	47	47
System development	1-7	1,790	1,676
Work in process	N/A	167	218
Total property, plant and equipment, gross		9,560	9,334
Accumulated depreciation and amortization		(6,984)	(6,710)
Total property, plant and equipment, net		$ 2,576	$ 2,624

Depreciation and amortization expense totaled $637 million, $682 million and $662 million in 2023, 2022 and 2021, respectively.

Note 10 Leases

Lessee Agreements

UScellular's most significant leases are for land and tower spaces, network facilities, retail spaces, and offices. Nearly all of UScellular's leases are classified as operating leases, although it does have a small number of finance leases.

UScellular has agreements with both lease and nonlease components, which are accounted for separately. As part of the present value calculation for the lease liabilities, UScellular uses an incremental borrowing rate as the rates implicit in the leases are not readily determinable. The incremental borrowing rates used for lease accounting are based on UScellular's unsecured rates, adjusted to approximate the rates at which UScellular would be required to borrow on a collateralized basis over a term similar to the recognized lease term. UScellular applies the incremental borrowing rates to lease components using a portfolio approach based upon the length of the lease term. The cost of nonlease components in UScellular's lease portfolio (e.g., utilities and common area maintenance) are not typically predetermined at lease commencement and are expensed as incurred at their relative standalone price.

Variable lease expense occurs when, subsequent to the lease commencement, lease payments are made that were not originally included in the lease liability calculation. UScellular's variable lease payments include lease payment escalations that are tied to an index, real estate taxes, and additional payments linked to performance. The incremental changes are recorded as variable lease expense and are not included in the right-of-use assets or lease liabilities.

The identified lease term determines the periods to which expense is allocated and is also utilized in the right-of-use asset and liability calculations. Many of UScellular's leases include renewal and early termination options. At lease commencement, the lease terms include options to extend the lease when UScellular is reasonably certain that it will exercise the options. The lease terms do not include early termination options unless UScellular is reasonably certain to exercise the options. UScellular has applied the portfolio approach in cases where asset classes have similar lease characteristics including tower space, retail, and certain ground lease asset classes.

The following table shows the components of lease cost included in the Consolidated Statement of Operations:

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Operating lease cost	$ 191	$ 188	$ 181
Variable lease cost	12	11	10
Total	$ 203	$ 199	$ 191

The following table shows supplemental cash flow information related to lease activities:

Year Ended December 31,	2023		2022		2021
(Dollars in millions)					
Cash paid for amounts included in the measurement of lease liabilities:					
Operating cash flows from operating leases	$	194	$	185	$	183
Right-of-use assets obtained in exchange for lease obligations:					
Operating leases	$	158	$	113	$	182

The table below shows a weighted-average analysis for lease terms and discount rates for operating leases:

December 31,	2023	2022
Weighted Average Remaining Lease Term	13 years	12 years
Weighted Average Discount Rate	4.3 %	3.9 %

The maturities of lease liabilities are as follows:

	Operating Leases
(Dollars in millions)	
2024	$ 171
2025	163
2026	131
2027	108
2028	88
Thereafter	679
Total lease payments[1]	$ 1,340
Less: Imputed interest	374
Present value of lease liabilities	$ 966

[1]   Lease payments exclude $28 million of legally binding lease payments for leases signed but not yet commenced.

Lessor Agreements

UScellular's most significant lessor leases are for tower space. All of UScellular's lessor leases are classified as operating leases. A lease is generally present in a contract if the lessee controls the use of identified property, plant, or equipment for a period of time in exchange for consideration. UScellular's lessor agreements with lease and nonlease components are generally accounted for separately.

The identified lease term determines the periods to which revenue is allocated over the term of the lease. Many of UScellular's leases include renewal and early termination options. At lease commencement, lease terms include options to extend the lease when UScellular is reasonably certain that lessees will exercise the options. Lease terms would not include periods after the date of a termination option that lessees are reasonably certain to exercise.

Variable lease income occurs when, subsequent to the lease commencement, lease payments are received that were not originally included in the lease receivable calculation. UScellular's variable lease income is primarily a result of leases with escalations that are tied to an index. The incremental increases due to the index changes are recorded as variable lease income.

The following table shows the components of lease income which are included in Service revenues in the Consolidated Statement of Operations:

Year Ended December 31,	2023		2022		2021
(Dollars in millions)					
Operating lease income	$	101	$	93	$	83

The maturities of expected lease payments to be received are as follows:

(Dollars in millions)	Operating Leases	
2024	$	80
2025		71
2026		54
2027		36
2028		21
Thereafter		20
Total future lease maturities	$	282

Note 11 Asset Retirement Obligations

UScellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land, towers, retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

In 2023 and 2022, UScellular performed a review of the assumptions and estimated future costs related to asset retirement obligations. The results of the review and other changes in asset retirement obligations during 2023 and 2022, were as follows:

(Dollars in millions)	2023		2022	
Balance at beginning of year	$	346	$	315
Additional liabilities accrued		8		4
Revisions in estimated cash outflows		(3)		11
Disposition of assets		(3)		(1)
Accretion expense		19		17
Balance at end of year	$	367	$	346

Note 12 Debt

Revolving Credit Agreement

At December 31, 2023, UScellular had a revolving credit agreement available for general corporate purposes. Amounts under the agreement may be borrowed, repaid and reborrowed from time to time until maturity in July 2026.

The following table summarizes the revolving credit agreement as of December 31, 2023:

(Dollars in millions)		
Maximum borrowing capacity	$	300
Letters of credit outstanding	$	—
Amount borrowed	$	—
Amount available for use	$	300

Borrowings under the revolving credit agreement bear interest at a rate of Secured Overnight Financing Rate (SOFR) plus 1.60%. UScellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by UScellular and approved by the lenders). UScellular's credit spread and commitment fees on its revolving credit agreement may be subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and may be subject to decrease if the rating is raised.

Term Loan Agreements

The following table summarizes the term loan credit agreements as of December 31, 2023:

	Term Loan 1	Term Loan 2	Term Loan 3	Total
(Dollars in millions)				
Maximum borrowing capacity	$ 300	$ 300	$ 200	$ 800
Amount borrowed and outstanding	$ 292	$ 293	$ 198	$ 783
Amount borrowed and repaid	$ 8	$ 7	$ 2	$ 17
Amount available for use	$ —	$ —	$ —	$ —
Interest rate	SOFR plus 1.60%	SOFR plus 2.10%	SOFR plus 2.60%	
Maturity date	July 2026	July 2028	July 2031	
Quarterly installments	$2 million from March 2023 to December 2023; $4 million from March 2024 to December 2025; $8 million from March 2026 to maturity date	$0.75 million from December 2021 to maturity date	$0.5 million from December 2022 to September 2026; $1 million from December 2026 to maturity date	

Export Credit Financing Agreement

At December 31, 2023, UScellular had a $150 million term loan credit facility with Export Development Canada to finance (or refinance) imported equipment, including equipment purchased prior to entering the term loan credit facility agreement. Borrowings bear interest at a rate of SOFR plus 1.60% and are due and payable on the five-year anniversary of the first borrowing, which is in January 2027. As of December 31, 2023, UScellular has borrowed the full amount available under the agreement.

Receivables Securitization Agreement

At December 31, 2023, UScellular, through its subsidiaries, had a $450 million receivables securitization agreement that permits securitized borrowings using its equipment installment plan receivables. In September 2023, UScellular amended the agreement to extend the maturity date to September 2025. Amounts under the agreement may be borrowed, repaid and reborrowed from time to time until maturity. Unless the agreement is amended to extend the maturity date, repayments based on receivable collections commence in October 2025. The outstanding borrowings bear interest at a rate of the lender's cost of funds (which has historically tracked closely to SOFR) plus 1.15%. During 2023, UScellular borrowed $315 million and repaid $440 million under the agreement. As of December 31, 2023, the outstanding borrowings under the agreement were $150 million and the unused borrowing capacity was $300 million, subject to sufficient collateral to satisfy the asset borrowing base provisions of the agreement. As of December 31, 2023, the USCC Master Note Trust held $304 million of assets available to be pledged as collateral for the receivables securitization agreement.

In connection with entering into the receivables securitization agreement in 2017, UScellular formed a wholly-owned subsidiary, USCC Master Note Trust (Trust), which qualifies as a bankruptcy remote entity. Under the terms of the agreement, UScellular, through its subsidiaries, transfers eligible equipment installment receivables to the Trust. The Trust then utilizes the transferred assets as collateral for notes payables issued to third-party financial institutions. Since UScellular retains effective control of the transferred assets in the Trust, any activity associated with this receivables securitization agreement will be treated as a secured borrowing. Therefore, UScellular will continue to report equipment installment receivables and any related balances on the Consolidated Balance Sheet. Cash received from borrowings under the receivables securitization agreement will be reported as Debt. Refer to Note 14 — Variable Interest Entities for additional information.

In January 2024, UScellular repaid $50 million under the agreement.

Repurchase Agreement

At December 31, 2023, UScellular, through a subsidiary (the repo subsidiary), had a repurchase agreement to borrow up to $200 million, subject to the availability of eligible equipment installment plan receivables and the agreement of the lender. In January 2023, UScellular amended the repurchase agreement to extend the expiration date to January 2024. The outstanding borrowings bear interest at a rate of the lender's cost of funds (which has historically tracked closely to SOFR) plus 1.35%. As of December 31, 2022, the outstanding borrowings under the agreement were $60 million and were included in Other current liabilities in the Consolidated Balance Sheet. During 2023, the repo subsidiary repaid $60 million under the agreement. As of December 31, 2023, there were no outstanding borrowings under the agreement and the unused borrowing capacity was $200 million, which was restricted from being borrowed due to covenants within the TDS and UScellular credit agreements that limit secured borrowings on an enterprise-wide basis. As of December 31, 2023, UScellular held $669 million of assets available for inclusion in the repurchase facility; these assets are distinct from the assets held by the USCC Master Note Trust for UScellular's receivables securitization agreement.

The repurchase agreement expired in January 2024.

Debt Covenants and Other

The revolving credit agreement, term loan agreements, export credit financing agreement and receivables securitization agreement require UScellular to comply with certain affirmative and negative covenants, which include certain financial covenants that may restrict the borrowing capacity available. In March 2023, the agreements were amended to require UScellular to maintain the Consolidated Leverage Ratio as of the end of any fiscal quarter at a level not to exceed the following: 4.25 to 1.00 from January 1, 2023 through March 31, 2024; 4.00 to 1.00 from April 1, 2024 through March 31, 2025; 3.75 to 1.00 from April 1, 2025 and thereafter. UScellular is also required to maintain the Consolidated Interest Coverage Ratio at a level not lower than 3.00 to 1.00 as of the end of any fiscal quarter. UScellular believes that it was in compliance as of December 31, 2023 with all such financial covenants.

In connection with the revolving credit agreement, term loan agreements and export credit financing agreement, TDS and UScellular entered into subordination agreements together with the administrative agents for the lenders under each agreement. Pursuant to these subordination agreements, (a) any consolidated funded indebtedness from UScellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from UScellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreements) in excess of $105 million and (ii) refinancing indebtedness in excess of $250 million will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under each agreement. As of December 31, 2023, UScellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to each agreement pursuant to the subordination agreements.

Certain UScellular wholly-owned subsidiaries have jointly and severally unconditionally guaranteed the payment and performance of the obligations of UScellular under the revolving credit agreement, term loan agreements and export credit agreement. Other subsidiaries that meet certain criteria will be required to provide a similar guaranty in the future. UScellular entered into a performance guaranty whereby UScellular guarantees the performance of certain wholly-owned subsidiaries under the receivables securitization agreement and repurchase agreement.

Other Long-Term Debt

Long-term debt as of December 31, 2023 and 2022, was as follows:

	Issuance date	Maturity date	Call date (any time on or after)	December 31, 2023			December 31, 2022		
				Principal Amount	Less Unamortized discount and debt issuance costs	Total	Principal Amount	Less Unamortized discount and debt issuance costs	Total
(Dollars in millions)									
Unsecured Senior Notes									
6.70%	Dec 2003 and June 2004	Dec 2033	Dec 2003 and June 2004	$ 544	$ 11	$ 533	$ 544	$ 11	$ 533
6.25%	Aug 2020	Sep 2069	Sep 2025	500	17	483	500	17	483
5.50%	Dec 2020	Mar 2070	Mar 2026	500	17	483	500	17	483
5.50%	May 2021	Jun 2070	Jun 2026	500	16	484	500	16	484
Term Loans				783	4	779	796	6	790
EIP Securitization				150	—	150	275	—	275
Export Credit Financing				150	1	149	150	1	149
Finance lease obligations				3	—	3	3	—	3
Total long-term debt				$ 3,130	$ 66	$ 3,064	$ 3,268	$ 68	$ 3,200
Long-term debt, current						$ 20			$ 13
Long-term debt, noncurrent						$ 3,044			$ 3,187

UScellular may redeem its 6.25% Senior Notes, 5.5% March 2070 Senior Notes and 5.5% June 2070 Senior Notes, in whole or in part at any time after the respective call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. UScellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

Interest on the Senior Notes outstanding at December 31, 2023, is payable quarterly, with the exception of the 6.7% Senior Notes for which interest is payable semi-annually.

The annual requirements for principal payments on long-term debt are approximately $20 million, $20 million, $268 million, $158 million and $286 million for the years 2024 through 2028, respectively. These amounts do not include payments on the $150 million of outstanding borrowings under the receivables securitization agreement. If the maturity date of the facility is not extended, principal repayments begin in October 2025. Principal repayments are not scheduled but are instead based on actual receivable collections.

The covenants associated with UScellular's long-term debt obligations, among other things, restrict UScellular's ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

UScellular's long-term debt notes do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in UScellular's credit rating.

Note 13 Commitments and Contingencies

Indemnifications

UScellular enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require UScellular to perform under these indemnities are transaction specific; however, these agreements may require UScellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. UScellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, UScellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

UScellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If UScellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements. UScellular had no material accruals with respect to legal proceedings and unasserted claims as of both December 31, 2023 and 2022.

In April 2018, the United States Department of Justice (DOJ) notified UScellular and its parent, TDS, that it was conducting inquiries of UScellular and TDS under the federal False Claims Act relating to UScellular's participation in wireless spectrum license auctions 58, 66, 73 and 97 conducted by the FCC. UScellular is or was a limited partner in several limited partnerships which qualified for the 25% bid credit in each auction. The investigation arose from civil actions under the Federal False Claims Act brought by private parties in the U.S. District Court for the Western District of Oklahoma. In November and December 2019, following the DOJ's investigation, the DOJ informed UScellular and TDS that it would not intervene in the above-referenced actions. Subsequently, the private party plaintiffs decided to continue the actions on their own. In July 2020, these actions were transferred to the U.S. District Court for the District of Columbia. In March 2023, the District Court for the District of Columbia granted UScellular's motions to dismiss the two actions. The private party plaintiffs are appealing the district court's decisions to grant the motions to dismiss. The appeals are pending before the U.S. Court of Appeals for the D.C. Circuit. UScellular believes that its arrangements with the limited partnerships and the limited partnerships' participation in the FCC auctions complied with applicable law and FCC rules. At this time, UScellular cannot predict the outcome of any proceeding.

On May 2, 2023, a putative stockholder class action was filed against TDS and UScellular and certain current and former officers and directors in the United States District Court for the Northern District of Illinois. An Amended Complaint was filed on September 1, 2023, which names TDS, UScellular, and certain current UScellular officers and directors as defendants, and alleges that certain public statements made between May 6, 2022 and November 3, 2022 (the "potential class period") regarding, among other things, UScellular's business strategies to address subscriber demand, violated Section 10(b) and 20(a) of the Securities Exchange Act of 1934. The plaintiff seeks to represent a class of stockholders who purchased TDS equity securities during the potential class period and demands unspecified monetary damages. UScellular is unable at this time to determine whether the outcome of this action would have a material impact on its results of operations, financial condition, or cash flows. UScellular intends to contest plaintiffs' claims vigorously on the merits.

Note 14 Variable Interest Entities

Consolidated VIEs

UScellular consolidates VIEs in which it has a controlling financial interest as defined by GAAP, and is therefore deemed the primary beneficiary. UScellular reviews the criteria for a controlling financial interest at the time it enters into agreements and subsequently when events warranting reconsideration occur. These VIEs have risks similar to those described in the "Risk Factors" in UScellular's Form 10-K for the year ended December 31, 2023.

UScellular formed USCC EIP LLC (Seller/Sub-Servicer), USCC Receivables Funding LLC (Transferor) and the Trust, collectively the special purpose entities (SPEs), to facilitate a securitized borrowing using its equipment installment plan receivables. Under a Receivables Sale Agreement, UScellular wholly-owned, majority-owned and unconsolidated entities, collectively referred to as "affiliated entities", transfer device equipment installment plan contracts to the Seller/Sub-Servicer. The Seller/Sub-Servicer aggregates device equipment installment plan contracts, and performs servicing, collection and all other administrative activities related to accounting for the equipment installment plan contracts. The Seller/Sub-Servicer sells the eligible equipment installment plan receivables to the Transferor, a bankruptcy remote entity, which subsequently sells the receivables to the Trust. The Trust, which is bankruptcy remote and isolated from the creditors of UScellular, will be responsible for issuing asset-backed variable funding notes (Notes), which are collateralized by the equipment installment plan receivables owned by the Trust. Given that UScellular has the power to direct the activities of these SPEs, and that these SPEs lack sufficient equity to finance their activities, UScellular is deemed to have a controlling financial interest in the SPEs, and therefore consolidates them. All transactions with third parties (e.g., issuance of the asset-backed variable funding notes) will be accounted for as a secured borrowing due to the pledging of equipment installment plan contracts as collateral, significant continuing involvement in the transferred assets, subordinated interests of the cash flows, and continued evidence of control of the receivables. Refer to Note 12 — Debt, Receivables Securitization Agreement for additional details regarding the securitization agreement for which these entities were established.

The following VIEs were formed to participate in FCC auctions of wireless spectrum licenses and to fund, establish, and provide wireless service with respect to any FCC wireless spectrum licenses won in the auctions:

- Advantage Spectrum, L.P. (Advantage Spectrum) and Sunshine Spectrum, Inc., the general partner of Advantage Spectrum; and
- King Street Wireless, L.P. (King Street Wireless) and King Street Wireless, Inc., the general partner of King Street Wireless.

These particular VIEs are collectively referred to as designated entities. The power to direct the activities that most significantly impact the economic performance of these VIEs is shared. Specifically, the general partner of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships. The general partner of each partnership needs the consent of the limited partner, an indirect UScellular subsidiary, to sell or lease certain wireless spectrum licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of these VIEs is shared, UScellular has the most significant level of exposure to the variability associated with the economic performance of the VIEs, indicating that UScellular is the primary beneficiary of the VIEs. Therefore, in accordance with GAAP, these VIEs are consolidated into the UScellular financial statements.

UScellular also consolidates other VIEs that are limited partnerships that provide wireless service. A limited partnership is a variable interest entity unless the limited partners hold substantive participating rights or kick-out rights over the general partner. For certain limited partnerships, UScellular is the general partner and manages the operations. In these partnerships, the limited partners do not have substantive kick-out or participating rights and, further, such limited partners do not have the authority to remove the general partner. Therefore, these limited partnerships also are recognized as VIEs and are consolidated into the UScellular financial statements under the variable interest model.

The following table presents the classification and balances of the consolidated VIEs' assets and liabilities in UScellular's Consolidated Balance Sheet.

December 31,	2023		2022
(Dollars in millions)			
Assets			
Cash and cash equivalents	$ 24	$	29
Accounts receivable	633		701
Inventory, net	4		4
Other current assets	30		36
Licenses	641		640
Property, plant and equipment, net	143		135
Operating lease right-of-use assets	48		45
Other assets and deferred charges	494		481
Total assets	$ 2,017	$	2,071
Liabilities			
Current liabilities	$ 37	$	95
Long-term operating lease liabilities	42		40
Other deferred liabilities and credits	29		31
Total liabilities[1]	$ 108	$	166

[1] Total liabilities does not include amounts borrowed under the receivables securitization agreement. See Note 12 — Debt for additional information.

Unconsolidated VIEs

UScellular manages the operations of and holds a variable interest in certain other limited partnerships, but is not the primary beneficiary of these entities, and therefore does not consolidate them into the UScellular financial statements under the variable interest model.

UScellular's total investment in these unconsolidated entities was $6 million and $4 million at December 31, 2023 and 2022, respectively, and is included in Investments in unconsolidated entities in UScellular's Consolidated Balance Sheet. The maximum exposure from unconsolidated VIEs is limited to the investment held by UScellular in those entities.

Other Related Matters

UScellular made contributions, loans or advances to its VIEs totaling $306 million, $282 million and $36 million during 2023, 2022 and 2021, respectively; of which $271 million in 2023 and $249 million in 2022 are related to USCC EIP LLC as discussed above. UScellular may agree to make additional capital contributions and/or advances to these or other VIEs and/or to their general partners to provide additional funding for their operations or the development of wireless spectrum licenses granted in various auctions. UScellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit or receivables securitization agreements and/or other long-term debt. There is no assurance that UScellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreement of Advantage Spectrum also provides the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of UScellular, to purchase its interest in the limited partnership. The put option has not been exercised.

Note 15 Noncontrolling Interests

UScellular's consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships, where the terms of the underlying partnership agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and UScellular in accordance with the respective partnership agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2092.

The estimated aggregate amount that would be due and payable to settle all of these noncontrolling interests, assuming an orderly liquidation of the finite-lived consolidated partnerships on December 31, 2023, net of estimated liquidation costs, is $30 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships at December 31, 2023, was $14 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is due primarily to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships. Neither the noncontrolling interest holders' share, nor UScellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

Note 16 Common Shareholders' Equity

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2023, a majority of UScellular's outstanding Common Shares and all of UScellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

In November 2009, UScellular announced by Form 8-K that the Board of Directors of UScellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. In December 2016, the UScellular Board amended this authorization to provide that, beginning on January 1, 2017, the authorized repurchase amount with respect to a particular year will be any amount from zero to 1,300,000 Common Shares, as determined by the Pricing Committee of the Board of Directors, and that if the Pricing Committee did not specify an amount for any year, such amount would be zero for such year. The Pricing Committee has not specified any increase in the authorization since that time. The Pricing Committee also was authorized to decrease the cumulative amount of the authorization at any time, but has not taken any action to do so at this time. As of December 31, 2023, the total cumulative amount of Common Shares authorized to be purchased is 1,927,000. The authorization provides that share repurchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

Tax-Deferred Savings Plan

At December 31, 2023, UScellular has reserved 972,000 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a UScellular Common Share fund, a TDS Common Share fund or certain unaffiliated funds.

Note 17 Stock-Based Compensation

UScellular has established the following stock-based compensation plans: Long-Term Incentive Plans and a Non-Employee Director compensation plan.

Under the UScellular Long-Term Incentive Plans, UScellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2023, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, performance share awards and deferred compensation stock unit awards.

Under the Non-Employee Director compensation plan, UScellular may grant Common Shares to members of the Board of Directors who are not employees of UScellular or TDS.

At December 31, 2023, UScellular had reserved 13,769,000 Common Shares for equity awards granted and to be granted under the Long-Term Incentive Plans and 500,000 Common Shares for issuance under the Non-Employee Director compensation plan.

UScellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plans – Restricted Stock Units

UScellular grants restricted stock unit awards to key employees that generally vest after three years or one-third graded vesting each year. Each outstanding restricted stock unit is convertible into one Common Share Award. The restricted stock unit awards currently outstanding were granted in 2021, 2022 and 2023 and vest in 2024, 2025 and 2026.

UScellular estimates the fair value of restricted stock units based on the closing market price of UScellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of UScellular nonvested restricted stock units and changes during 2023 is presented in the table below:

Common Restricted Stock Units	Number	Weighted Average Grant Date Fair Value	
Nonvested at December 31, 2022	2,000,000	$	31.84
Granted	1,286,000	$	21.15
Vested	(526,000)	$	28.73
Forfeited	(212,000)	$	28.93
Nonvested at December 31, 2023	2,548,000	$	27.26

The total fair value of restricted stock units that vested during 2023, 2022 and 2021 was $12 million, $9 million and $22 million, respectively. The weighted average grant date fair value per share of the restricted stock units granted in 2023, 2022 and 2021 was $21.15, $30.35 and $36.68, respectively.

Long-Term Incentive Plans – Performance Share Units

Beginning in 2017, UScellular granted performance share units to key employees. The performance share units generally vest after three years.

During 2023, UScellular's Long-Term Incentive Compensation Committee adopted resolutions to apply a 75% floor, and allow for an additional discretionary amount up to a maximum of 100%, for the performance based operating target for the 2021 and 2022 grants. These modifications resulted in additional expense recognized in 2023 of $3 million and $1 million for the 2021 and 2022 grants, respectively.

For the 2021 and 2022 grants, each recipient may be entitled to shares of UScellular common stock equal to 75% to 200% of a communicated target award depending on the achievement of a predetermined Return on Capital target over the performance period, which is a three-year period beginning on January 1 in the year of grant to December 31 of the third year. For the 2023 grants, each recipient may be entitled to shares of UScellular common stock equal to 0% to 150% of a communicated target award depending on the achievement of a predetermined Return on Capital target over the performance period, which is a one-year period beginning on January 1 in the year of grant to December 31 in the year of grant. The performance share units currently outstanding were granted in 2021, 2022 and 2023 and will vest in 2024, 2025 and 2026, respectively.

Additionally, UScellular granted performance share units during 2020 to a newly appointed President and Chief Executive Officer. The recipient may be entitled to shares of UScellular common stock equal to 100% of the communicated target award depending on the achievement of predetermined performance-based operating targets over the performance period, which is any two calendar-year period commencing no earlier than January 1, 2021 and ending no later than December 31, 2026. Performance-based operating targets include Average Total Revenue Growth and Average Annual Return on Capital. If one, or both, of the performance targets are not satisfied, the award will be forfeited.

UScellular estimates the fair value of performance share units using UScellular's closing stock price on the date of grant. An estimate of the number of performance share units expected to vest based upon achieving the performance-based operating targets is made and the aggregate fair value is expensed on a straight-line basis over the requisite service period. Each reporting period, during the performance period, the estimate of the number of performance share units expected to vest is reviewed and stock compensation expense is adjusted as appropriate to reflect the revised estimate of the aggregate fair value of the performance share units expected to vest.

A summary of UScellular's nonvested performance share units and changes during 2023 is presented in the table below:

Common Performance Share Units	Number		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2022	1,248,000	$	32.51
Granted	643,000	$	21.26
Vested	(300,000)	$	28.41
Forfeited	(134,000)	$	26.53
Nonvested at December 31, 2023	1,457,000	$	27.37

The total fair value of performance share units that vested during 2023, 2022 and 2021 was $7 million, $6 million and $22 million, respectively. The weighted average grant date fair value per share of the performance share units granted in 2023, 2022 and 2021 was $21.26, $31.35 and $37.67, respectively.

Long-Term Incentive Plans – Stock Options

UScellular's last stock option grant occurred in 2016.

Stock options outstanding, and the related weighted average exercise price, at December 31, 2023 and 2022 were 112,000 units at $44.34 and 348,000 units at $42.41, respectively. All stock options are exercisable and expire between 2024 and 2026.

Long-Term Incentive Plans – Deferred Compensation Stock Units

Certain UScellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in UScellular Common Share stock units. The amount of UScellular's matching contribution is a 33% match for the amount of their total annual bonus that is deferred into the program. Matching contributions are also deemed to be invested in UScellular Common Share stock units and vest over three years.

Compensation of Non-Employee Directors

UScellular issued 36,000, 22,000 and 20,000 Common Shares in 2023, 2022 and 2021, respectively, under its Non-Employee Director compensation plan.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2023, 2022 and 2021:

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Restricted stock unit awards	20	18	16
Performance share unit awards	2	5	10
Awards under Non-Employee Director compensation plan	1	1	1
Total stock-based compensation expense, before income taxes	23	24	27
Income tax benefit	(6)	(6)	(7)
Total stock-based compensation expense, net of income taxes	$ 17	$ 18	$ 20

The following table provides a summary of the classification of stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2023	2022	2021
(Dollars in millions)			
Selling, general and administrative expense	$ 19	$ 20	$ 23
System operations expense	4	4	4
Total stock-based compensation expense	$ 23	$ 24	$ 27

At December 31, 2023, unrecognized compensation cost for all UScellular stock-based compensation awards was $51 million and is expected to be recognized over a weighted average period of 1.8 years.

UScellular's tax benefits realized from the vesting of awards totaled $5 million in 2023.

Note 18 Supplemental Cash Flow Disclosures

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Interest paid	$ 189	$ 154	$ 143
Income taxes paid, net of (refunds received)	3	(116)	6

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards. In certain situations, UScellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. UScellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

Year Ended December 31,	2023	2022	2021
(Dollars in millions)			
Common Shares withheld	347,000	154,000	438,000
Aggregate value of Common Shares withheld	$ 9	$ 5	$ 16
Cash disbursements for payment of taxes	$ (6)	$ (5)	$ (16)

Software License Agreements

Certain software licenses are recorded as acquisitions of property, plant and equipment and the incurrence of a liability to the extent that the license fees are not fully paid at acquisition, and are treated as non-cash activity in the Consolidated Statement of Cash Flows. Such acquisitions of software licenses that are not reflected as Cash paid for additions to property, plant and equipment were $24 million, $130 million and $21 million for the years ended 2023, 2022 and 2021, respectively. At December 31, 2023, liabilities of $68 million and $35 million related to software license agreements were recorded to Other current liabilities and Other deferred liabilities and credits, respectively, in the Consolidated Balance Sheet. At December 31, 2022, liabilities of $64 million and $76 million related to software license agreements were recorded to Other current liabilities and Other deferred liabilities and credits, respectively, in the Consolidated Balance Sheet.

Note 19 Certain Relationships and Related Transactions

Sidley Austin LLP is the principal law firm of UScellular and its subsidiaries: Walter C.D. Carlson, a director of UScellular, a director and non-executive Chair of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS is Senior Counsel at Sidley Austin LLP; and John P. Kelsh, the former General Counsel of UScellular and the General Counsel and/or an Assistant Secretary of TDS and certain other subsidiaries of TDS is a partner at Sidley Austin LLP. Walter C.D. Carlson does not provide legal services to TDS, UScellular or their subsidiaries. UScellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $7 million, $5 million and $7 million in 2023, 2022 and 2021, respectively.

UScellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in UScellular's Systems operations and Selling, general and administrative expenses. Some of these agreements were established at a time prior to UScellular's initial public offering when TDS owned more than 90% of UScellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS and certain of its subsidiaries to UScellular are based on expenses specifically identified to UScellular and on allocations of common expenses. Such allocations are based on the relationship of UScellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to UScellular are reflected in its financial statements. Billings to UScellular from TDS totaled $87 million, $96 million and $89 million in 2023, 2022 and 2021, respectively.

The Audit Committee of the Board of Directors of UScellular is responsible for the review and evaluation of all related-party transactions as such term is defined by the rules of the New York Stock Exchange.

Reports of Management

Management's Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP (PCAOB ID 238), an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. UScellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America (GAAP). UScellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the board of directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of UScellular's management, including its principal executive officer and principal financial officer, UScellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2023, based on the criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that UScellular maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 version of *Internal Control — Integrated Framework* issued by the COSO.

The effectiveness of UScellular's internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of United States Cellular Corporation and its subsidiaries ("the Company" or "UScellular") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of changes in equity, and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition - Retail Service and Equipment Sales Revenue

As described in Note 2 to the consolidated financial statements, the Company generates revenues from retail services through the sale of wireless services including voice, messaging, and data services, as well as revenues from equipment sales through the sale of wireless devices and accessories. The Company recognizes wireless service revenue as the wireless service is provided to the customer. Wireless services are generally billed and paid in advance on a monthly basis. The Company offers a comprehensive range of wireless devices such as handsets, tablets, mobile hotspots, home phones, and routers for use by its customers. The Company also sells wireless devices to agents and other third-party distributors for resale. The Company also offers customers the option to purchase certain devices and accessories under installment contracts over a specified time period. The Company recognizes revenue in equipment sales revenues when control of the device or accessory is transferred to the customer, agent or third-party distributor, which is generally upon delivery. The Company's retail service and equipment sales revenue was $2,742 million and $862 million, respectively, for the year ended December 31, 2023.

The principal consideration for our determination that performing procedures relating to revenue recognition - retail service and equipment sales revenue is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the retail service and equipment sales revenue recognition processes. These procedures also included, among others, (i) testing whether the criteria for recognition of retail service and equipment sales revenue had been met by obtaining and inspecting invoices, shipping documents, where applicable, and cash receipts from customers for a sample of revenue transactions, (ii) testing discounts and rebates for a sample of transactions, (iii) evaluating the allocation of the transaction price to the performance obligations, where applicable, (iv) recalculating the appropriateness of the retail service and equipment sales revenue recognized based on the terms of each arrangement for a sample of transactions, and (v) confirming a sample of outstanding customer invoice balances as of December 31, 2023, and obtaining and inspecting source documents, such as invoices, sales contracts, shipping documents, and subsequent cash receipts, for confirmations not returned.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
February 16, 2024

We have served as the Company's auditor since 2002.

United States Cellular Corporation
Shareholder Information

Common Stock Information

UScellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM." As of January 31, 2024, the last trading day of the month, UScellular's Common Shares were held by 224 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

UScellular has not paid any cash dividends in recent periods and currently intends to retain all earnings for use in UScellular's business. UScellular cannot predict whether the outcome of the ongoing process to explore a range of strategic alternatives that UScellular and TDS announced on August 4, 2023 or other factors would impact such intention.

Stock Performance Graph

The following chart provides a comparison of UScellular's cumulative total return to shareholders during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2023

Note: Cumulative total return assumes reinvestment of dividends.

	2018	2019	2020	2021	2022	2023
UScellular Common Shares (NYSE: USM)	$ 100	$ 69.71	$ 59.05	$ 60.65	$ 40.11	$ 79.91
S&P 500 Index	100	131.49	155.68	200.37	164.08	207.21
Dow Jones U.S. Telecommunications Index	100	127.88	120.31	109.89	103.57	107.20

The comparison above assumes $100.00 invested at the close of trading on the last trading day of 2018, in UScellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

UScellular's annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Investor Relations department. Investors may also access these and other reports through the Investor Relations portion of the UScellular website (www.uscellular.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

Julie Mathews, IRC, Director — Investor Relations
julie.mathews@tdsinc.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Colleen Thompson, Vice President — Corporate Relations
colleen.thompson@tdsinc.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2024 for the 2024 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006

Independent registered public accounting firm

PricewaterhouseCoopers LLP

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United States Cellular Corporation
8410 West Bryn Mawr Avenue
Chicago, IL 60631
Phone: 773-399-8900
uscellular.com









We are grateful to our associates for their dedication to our customers and communities. UScellular's performance is a direct result of their hard and thoughtful work.